                              DATED APRIL 7, 2000

                                   PROSPECTUS

                                7,696,688 SHARES

                    AND WARRANTS TO PURCHASE 2,000,000 SHARES

                                       OF

                           [SECURITY ASSOCIATES LOGO]

                     SECURITY ASSOCIATES INTERNATIONAL, INC.

                                  COMMON STOCK


     Security Associates International, Inc. is offering 2,000,000 shares of its common stock and warrants to purchase up to 2,000,000 of those shares. The shares and warrants will not be issued for cash, but rather will be issued:

     - On a continuing basis to independent security alarm dealers as an inducement for them to enter into agreements to use the alarm monitoring services we offer. See "Business - Dealer Partner Program" and "Business -Dealer Financing Programs - The ValueBuilder Program."

     -    As all or part of the price we pay in purchasing other businesses.

     The warrants have an exercise price of $6.00 per share of common stock purchased. We will not receive any cash from the initial issuance of shares or warrants. We will receive $6.00 for each share of common stock purchased on exercise of the warrants.

     The selling stockholders identified in this prospectus may also sell up to 5,696,688 shares of common stock. If any of the selling stockholders elect to sell their shares they may do so from time to time privately at prices individually negotiated with the purchasers, or publicly in transactions on the American Stock Exchange.

     Selling stockholders may pledge common stock to Bear Stearns Securities Corp. or to another broker as collateral for margin loans. In the event of a default by such a selling stockholder, Bear Stearns or such other broker may offer and sell the pledged shares in the manner described above. Additionally, the common stock may be sold from time to time by pledgees, donees, transferees or other successors in interest, including but not limited to Bear Stearns.

     Our common stock is traded on the American Stock Exchange under the symbol "SAI." On April 6, 2000, the last reported sale price of the common stock was $3.625.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK AND WARRANTS BEING OFFERED THROUGH THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise. Any representation to the contrary is a criminal offense.

                     This prospectus is dated April 7, 2000

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................................... 1
SUMMARY FINANCIAL DATA....................................................... 4
RISK FACTORS................................................................. 5
THE SECURITIES THAT ARE BEING OFFERED THROUGH THIS PROSPECTUS................ 8
BUSINESS..................................................................... 9
USE OF PROCEEDS..............................................................29
PRICE RANGE OF COMMON STOCK..................................................31
STOCKHOLDER RETURN AND PERFORMANCE GRAPH.....................................31
DIVIDENDS ...................................................................32
SELECTED FINANCIAL DATA......................................................32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS..................................................33
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................41
MANAGEMENT...................................................................42
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................47
PRINCIPAL AND SELLING STOCKHOLDERS...........................................51
DESCRIPTION OF CAPITAL STOCK.................................................59
LEGAL MATTERS................................................................63
EXPERTS......................................................................63
ADDITIONAL INFORMATION.......................................................63
FINANCIAL STATEMENTS........................................................F-1

     Certain statements in this prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Federal securities laws. Discussions containing such forward-looking statements may be found in the sections entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well in this prospectus generally. In addition, when used in this prospectus the words "anticipates," "intends," "seeks," "believes," "plan," "estimates," and "expects" and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Such statements are subject to a number of risks and uncertainties. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect any future events or circumstances.

                               PROSPECTUS SUMMARY

     This summary highlights information about our company, but does not contain all the information that you should consider before investing in the common stock or the warrants. You should read the entire prospectus carefully.

     Security Associates International, Inc., which was founded by 30 independent alarm dealers and three members of our senior management, is the largest wholesale alarm monitoring company in the United States. We have grown rapidly in recent years, principally through the acquisition of central monitoring station businesses. Over the last two years our company experienced an approximate 76% net increase in the number of systems monitored. As of March 23, 2000 we provided security alarm monitoring to over 400,000 residential and business consumers whose alarm systems were installed and are serviced by members of our dealer network. We market our monitoring services to independent alarm dealers and, as a result, do not compete directly with most of the large, integrated alarm companies. Independent alarm dealers are those who generally have less than 10,000 customers. We do not sell or install alarm systems, and are committed to not compete with the independent alarm dealer community. Our dealers represent a national group with a strong local presence. We believe we can serve as a vehicle to aggregate these dealers into a nationwide marketing, installation and servicing network.

     We own and operate ten central monitoring stations which are strategically located to provide services to most of the major geographic regions of the country, including: the Southeast, Midwest, North Central, Mountain, Northwest, West and Southwest regions. We also provide education and training in the areas of marketing, finance and new products and services to alarm dealers through one-on-one contact, periodic regional seminars and our annual convention. We believe that the recruitment, training and motivation of dealers are key factors in the success and growth of our company.

     The electronic monitoring of alarm systems is characterized by high fixed costs and incrementally lower variable costs, often referred to as economies of scale. Since most independent alarm dealers are small, they outsource or subcontract, the monitoring of their customer's alarm systems and focus on the sale, installation and service aspects of their business. Despite the fact that they subcontract the monitoring services, dealers retain the bulk of the monitoring fees. Dealers, therefore, view monitoring as an important part of their business and frequently look to their central monitoring company for support and additional services.

     Industry statistics suggest that substantial benefits, in the form of lower burglary rates, accrue to consumers who protect their premises with electronically monitored security systems. Approximately 15% of residences in the United States have monitored alarm systems. The security alarm industry has grown at a 6.7% average annual rate over the past three years, and we expect that rate to continue in the foreseeable future. The industry has a relatively small number of large, well-capitalized and integrated participants, but remains dominated by many thousands of independent alarm dealers.

     We are the largest wholesale monitoring company in the United States and all of our central stations are Underwriters Laboratories (UL) listed. There are approximately 250 UL listed and approximately 1,500 to 2,000 non-UL central stations in the United States, although most are small, locally owned companies. We anticipate that the alarm industry will gradually converge with other industries and small central station owners will be increasingly pressured to provide additional products and services to help dealers grow and compete. We believe this is a significant factor creating the opportunity for us to acquire and possibly consolidate these small central stations. There are approximately 27 million residential and commercial electronically monitored alarm systems in the United States, of which approximately half are represented by independent alarm dealers.

     Our senior management and marketing personnel have extensive relationships with independent alarm dealers, which have been cultivated over a combined 100 years of experience in the security industry, serving or working with independent alarm dealers. We have the largest dealer network in the United States, with over 3,000 dealers who install and service approximately 600,000 residential and commercial security systems in nearly every major community in the United States. Approximately 2,500 of those dealers purchase all or a portion of their monitoring services from our regional monitoring stations and have regular contact with us. Additionally, many of these dealers participate in one or more of our educational or training programs.

     We believe that our focused strategy of wholesale monitoring for independent alarm dealers has advantages over an integrated sales, installation, service and monitoring strategy. Our revenue base grows with the overall growth in the industry, particularly with the growth of new sales and installations by independent alarm dealers. We believe that independent alarm dealers as a group enjoy better customer retention and relationships than the large, integrated national companies by virtue of their local ownership and emphasis on quality service. Additionally, independent alarm dealers install a large percentage of "custom" alarm systems which we believe enjoy better retention rates than "low cost" or "no money down" systems. As a result, as their customer base grows, we anticipate an inherent growth in our wholesale monitoring business. Historically, this growth has been accommodated with only modest, incremental capital expenditures to increase capacity. We believe independent alarm dealers will continue to be a dominant force in the alarm industry and we will continue to invest in and provide programs specifically designed to assist our dealers in achieving profitable growth.

     We will continue to pursue our existing business strategy of aligning ourselves closely with independent alarm dealers, as we believe this will provide greater long-term value to customers, our dealers and our stockholders. The key elements of our strategy to sustain and accelerate the growth in our wholesale monitoring business and dealer network are as follows:

     Alarm Dealer Network and Stock Incentive Plans. We believe that alarm dealers are more productive, provide more revenue to us and remain associated with us longer, if they are equity owners in our company. For this reason we offer dealers common stock based incentive plans that allow them to become owners of our company in return for agreeing to monitor their alarm systems in one of our central stations.

     Central Monitoring Stations. We will continue to pursue acquisitions of central monitoring station businesses in order to complete a nationwide network of strategically located regional monitoring stations. We believe that regional wholesale monitoring services are more attractive to independent alarm dealers and are consistent with the "local" marketing and service most independent alarm dealers provide to their customers. We will continue, where appropriate, to consolidate our monitoring businesses within the framework of our regional operating structure. We expect that our acquisition and consolidation strategy will significantly increase our operating margins, while maintaining the quality of service our dealers and their customers expect.

     Our dealer network has the technical capability to provide existing and potential customers with a wide range of low-voltage products and services that are security, communications, information, entertainment or recurring revenue related. In fact, many of them already do provide some of these services. We also believe that a nationwide network of secure, redundant central monitoring facilities with substantial communication capability and capacity can facilitate and support many additional products and services. As a result, we anticipate that the combination of the collective customer base, market share, installation, service and sales capability of our dealer network, and the technical and operational capabilities of our nationwide network of electronic monitoring stations, will provide numerous opportunities to profitably grow and diversify the recurring revenue of our dealers and our company. We believe we are uniquely positioned to respond to these challenges and opportunities.

     Our Executive Offices are located at 2101 South Arlington Heights Road, Suite 100, Arlington Heights, Illinois 60005. Our telephone number is (847) 956-8650.

                             SUMMARY FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following summary financial data for the fiscal years ended 1997 through 1999 is derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The following summary financial data for the fiscal years ended 1995 and 1996 is derived from audited financial statements. The summary financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations".


                                                           Years Ended December 31,
                                                                                    Pro Forma               Pro Forma
                                      1995        1996        1997         1998      1998(1)       1999     1999(2)
                                    ---------- ----------- ------------ ----------- ----------- ----------- ----------
Statement of Operations Data:

Revenues                            $2,733     $3,782      $10,814      $20,203     $17,146     $22,689     $18,969
Operating (loss)                    $(389)     $(591)      $(2,662)     $(3,406)    $(2,130)    $(2,931)    $(2,592)
Net (loss) available to
  common stockholders               $(947)     $(1,718)    $(4,938)     $(6,798)    $(3,904)    $(4,047)    $(4,631)
Net loss per share                  $(.26)     $(.47)      $(1.16)      $(1.06)     $(.61)      $(.59)      $(.66)
Shares used in computing net
  loss per share                    3,665,642  3,669,343   4,266,151    6,394,048   6,429,048   6,897,200   6,980,533



(1) The pro forma data for the year ended December 31, 1998, gives effect to all acquisitions made during fiscal year 1998 and the sale of our owned subscriber accounts as if they had occurred January 1, 1998.
(2) The pro forma data for the year ended December 31, 1999, gives effect to the sale of our owned subscriber accounts as if it had occurred on January 1, 1999.


                                                                Years Ended December 31,
                                         1995            1996             1997             1998             1999
                                    --------------- ---------------- ---------------- ---------------- ---------------
Balance Sheet Data:

Cash and cash equivalents              $54            $632              $5,522          $1,481           $631
Working capital (deficit)              $(2,699)       $(4,518)          $1,625          $(4,450)         $(3,849)
Total assets                           $6,030         $16,533           $36,009         $47,526          $33,341
Total debt                             $6,862         $12,790           $22,919         $35,981          $14,287
Total stockholders' equity
  (deficit)                            $(2,043)       $1,269            $7,231          $3,869           $14,166

                                  RISK FACTORS

     You should carefully consider the following factors and the other information contained in this prospectus before deciding to invest in shares of our common stock or in the warrants.

     Potential indebtedness. We have a $45 million credit facility which, if drawn on in its entirety, would result in a large amount of indebtedness relative to our equity. At March 22, 2000, our total indebtedness under our credit facility with FINOVA Capital Corporation and Citizens Bank of Massachusetts was approximately $12.8 million. This debt bears interest at a floating rate, therefore, our financial results might be affected by changes in prevailing interest rates. The terms of our credit facility limit, but do not prohibit, the incurrence of additional indebtedness without their consent. We expect to incur additional indebtedness in the future primarily to fund acquisitions of central monitoring station businesses as part of our business strategy.

     A large amount of indebtedness could have negative consequences, including, without limitation:

     - our ability to obtain additional financing in the future for working capital, acquisitions, capital expenditures, general corporate and other purposes may be impaired,

     - vulnerability of our company to a downturn in our business or the economy generally, and

     - our ability to compete against less leveraged companies may be adversely affected.

     Our credit facility contains restrictive covenants, including covenants that require the lenders' consent to certain actions by us and which require us to maintain certain financial ratios to undertake significant acquisitions, all of which may impose limitations on our ability to execute our business strategy. The failure to comply with these covenants could be an event of default and could accelerate our payment obligations.

     Our ability to satisfy our payment obligations will depend, in large part, on our financial performance, which will ultimately be affected by general economic and business factors, many of which will be outside management's control. We believe that the cash flow from operations combined with availability under our credit facility and other available sources of financing will be enough to meet our expenses and interest obligations. However, if these payment obligations can't be satisfied, it will be necessary to find alternative sources of funds by selling assets, restructuring, refinancing debt or seeking additional equity capital. There can be no assurance that any of these alternative sources would be available on satisfactory terms or at all.

     Uncertainties associated with acquisitions. Acquisitions of central monitoring station businesses involve a number of uncertainties. Sellers typically do not have audited historical financial information with respect to the acquired business. Therefore, in making acquisition decisions, we have generally relied on our management's knowledge of the industry, due diligence procedures and representations and warranties of the sellers. There can be no assurance that such representations and warranties are or will be true and complete or, if such representations and warranties are inaccurate, that we will be able to uncover such inaccuracies in the course of our due diligence or recover damages from the seller in an amount sufficient to fully compensate us for any resulting losses. Risks associated with these uncertainties include, but are not limited to, the following:

     - the possibility of unanticipated problems not discovered prior to the acquisition,

     -    possible loss of customers or possible dealer cancellations, and

     - for acquisitions that are structured as stock purchases of other companies, the assumption of unexpected liabilities and the disposition of unnecessary or undesirable assets of the acquired companies.

     History of net losses. We incurred net losses of $4.0 million for fiscal 1999, $ 6.8 million for fiscal 1998, $4.0 million for fiscal 1997 and $1.7 million for fiscal 1996. These losses reflect, among other factors, the substantial non-cash charges for amortization of purchased subscriber accounts and goodwill associated with acquired central monitoring station businesses and the interest on our indebtedness.

     We expect these charges to increase as we acquire additional central monitoring station businesses, increase our indebtedness or if interest rates increase.

     Need for additional capital. Historically, our cash needs for acquisitions and capital expenditures have exceeded the cash provided by our operations. We intend to continue to pursue growth through the acquisition of central monitoring station businesses and to make additional capital expenditures. This will require us to seek additional funding under our existing credit facility, through new loans or from the sale of additional securities. These fundraising activities could result in higher levels of indebtedness or dilution to our common stock. There can be no assurance that funding will be available to us on attractive terms or at all.

     Dealer cancellation. The dealers for which we provide monitoring services may cancel or terminate their contracts with us for many reasons, including adverse financial and economic conditions generally, competition from other alarm monitoring companies or if we do not provide satisfactory monitoring and customer service. As a result of our rapid growth through acquisitions, we must successfully assimilate large numbers of subscriber accounts and develop good working relationships with new dealers. If we fail in this endeavor it could result in dealers canceling their contracts with us. A significant increase in account cancellation could have a material adverse effect on our financial performance.

     Possible adverse effects of false alarm ordinances. Many municipalities have expressed concerns about the perceived high incidence of false alarms and the cost of responding to them. This may lead to reluctance on the part of police to respond to alarm signals or slower police responses. If either of these were to occur the demand for new alarm systems or monitoring services could decline.

     A number of local governments have adopted, or are considering, measures aimed at reducing the cost of responding to false alarms and, if enacted, could adversely affect our financial performance. Such measures include:

     - subjecting alarm monitoring companies to fines or penalties for transmitting false alarms,

     - licensing individual alarm systems and the revocation of licenses following an excessive number of false alarms,

     -    imposing fines on subscribers for false alarms,

     - imposing limitations on the number of times the police will respond to alarms after an excessive number of false alarms, and

     - requiring further verification of an alarm signal before the police will respond.

     Risks of litigation. Providing fire and burglary alarm monitoring services may expose us to risks of liability for employee acts or omissions or system failure. Most of our alarm monitoring agreements contain provisions limiting our potential liability in an attempt to reduce this risk. However, in the event of litigation there can be no assurance that these limitations will be enforced, and the costs and results of such litigation could have an adverse effect on us.

     We carry insurance of various types, including general liability and errors and omissions insurance. Our loss experience specifically, and the loss experience of other security service companies generally, may affect the availability and cost of our insurance. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.

     Competition. The security alarm industry is highly competitive and highly fragmented. While we do not compete directly with many of the large new entrants or participants into the industry because we do not sell and install security systems, we are nonetheless impacted by the competitive challenge these entrants present to independent alarm dealers.

     Our monitoring services compete with those offered by an estimated 1,800 to 2,300 companies. Of those companies an estimated 250 firms offer monitoring services from Underwriters Laboratories listed facilities. Most of the companies providing monitoring services are small, local operations.

     Other companies have adopted a strategy similar to ours that includes the acquisition of central monitoring station businesses. Some of these competitors have greater financial resources than we do or may be willing to offer higher prices than we are prepared to offer to acquire monitoring stations. The effect of such competition may be to reduce our rate of growth or increase the price we pay, which could have an adverse effect on our business. There can be no assurance that we will be able to find acceptable acquisitions.

     Dependence upon Senior Management. The success of our business is dependent upon the collective efforts of our executive officers, several of whom have decades of experience in the alarm industry. The loss of one or more of these people could have an adverse effect on our business.

     Stock ownership is very concentrated. Our largest stockholder owns approximately 65.45% of our issued and outstanding voting stock, as well as the right to designate two members of our board of directors. As a result, this investor currently has the ability to significantly influence the outcome of matters submitted for approval to our stockholders and directors (including the election of directors and any merger, consolidation or sale of all or substantially all of our assets) and our affairs generally. Additionally, our directors and management own or control approximately 16,474,344 shares of common stock on a fully diluted basis, the substantial majority of which are currently subject to restrictions on transfer under Rule 144, but which may become available for sale and could result in downward pressure on our stock price. See "Principal and Selling Stockholders."

     Restrictions on transfer and possible forfeiture of common stock and warrants. Alarm dealers receiving common stock or warrants under our Dealer Partner Program or the ValueBuilder program will be assuming several risks related to the securities they receive, including:

     - entering into a multi-year agreement to monitor the subscriber accounts covered by the program in one of our central monitoring stations,

     - granting us rights of first refusal to purchase the dealer's subscriber accounts and make loans secured by subscriber accounts during the term of the agreement,

     - restrictions on the right to transfer, pledge or exercise the securities, generally 25% of which will vest at closing, with the balance vesting in three equal annual installments,

     - if the alarm dealer defaults on its obligations to us, the dealer will forfeit all of the securities as to which the rights to transfer or pledge have not yet vested.

     Registration of common shares underlying warrants. Warrantholders will receive freely tradable shares of common stock when they exercise the warrants if: (i) a registration statement under the Securities Act of 1933, as amended, relating to the common stock is then in effect, or (ii) the common stock is qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we will use our best efforts to maintain the effectiveness of a current registration statement covering the common stock underlying the warrants, there can be no assurance that we will be able to do so. Because our common stock is traded on the American Stock Exchange our common stock is exempt from any state registration requirements. If, in the future, our common stock is not traded on an exchange that exempts state registration requirements, there can be no assurance that exemptions from the registration or qualification requirements will be available at the time a warrantholder wishes to exercise his or her warrant or that our shares will be registered or qualified.



          THE SECURITIES THAT ARE BEING OFFERED THROUGH THIS PROSPECTUS

     SAI is offering 2,000,000 shares of its common stock and warrants to purchase up to 2,000,000 of those shares. The shares and warrants are intended to be used primarily for the purpose of inducing security alarm dealers to enter into agreements to purchase monitoring services from central monitoring stations owned by our company or our subsidiaries and to align our company closely with its alarm dealer/customer. See "Business - Dealer Partner Program and Business - Dealer Financing Programs - The ValueBuilder Program." The securities to be issued to alarm dealers under this program are part of our continuous effort to increase our dealer network and the number of homes and businesses to which we provide monitoring services. We believe that our dealer network is more productive and will remain associated with us longer when they own our common stock. We will continue to offer the shares and warrants for this until all the available securities are exhausted.

     We will not receive any cash payments for issuing either the shares or the warrants to alarm dealers. What we will get in return for the securities is a contractual commitment to purchase monitoring services from us at competitive prices. Any dealer that receives warrants and wishes to exercise those warrants to purchase shares of common stock will be required to pay us $6.00 for each share of common stock that it elects to purchase. See "Business - Dealer Partner Program and Business- Dealer Financing Programs - The ValueBuilder Program."

     We may also issue shares as all or part of the purchase price of businesses that we acquire. Those businesses may be acquired by our company or one of our subsidiaries. The legal form that any such transaction takes will be determined by negotiation and could take the form of a merger, a purchase of the stock of the target company or a purchase of the assets that constitute the business we are acquiring. We expect that the value ascribed to the securities we issue in any transaction will be reasonably related to their market value at the time we agree on the terms or at the time of delivery of the securities.

     5,696,688 of the shares of common stock also covered by this prospectus are owned by stockholders or may be issued to them if they exercise options and warrants. Those shares have been registered for resale and the owners of those shares are identified in this prospectus under the caption "Principal and Selling Stockholders."

     The selling stockholders may sell their shares from time to time privately at prices negotiated with the purchasers, or publicly through transactions on the American Stock Exchange.


                                    BUSINESS
OVERVIEW

     We provide security alarm monitoring services for both residences and businesses through contracts with independent alarm dealers for subscribers who have entered into monitoring contracts with them. Independent alarm dealers are primarily owner-operated companies that have less than 10,000 customers. Our ability to attract new monitoring business is enhanced and supported by a network of over 3,000 independent alarm dealers, to whom we also provide industry-related education in the areas of technology, finance, management and marketing.

     We were incorporated in 1990 as an Illinois corporation and, through a merger in 1992, we became a Delaware corporation. Our original stockholders were thirty independent alarm dealers, in addition to our four founders. Three of our four founders are still active in our management: Ronald I. Davis, Chairman of the Board of Directors, James S. Brannen, President, and Stephen Rubin, Senior Vice President. We conduct our operations directly through central monitoring stations we own and through three wholly owned operating subsidiaries which operate central monitoring stations (which are the locations where the actual monitoring of the subscriber's alarms is conducted).

[MAP OF USA WITH SAI OWNED CENTRAL STATIONS INDICATED]

     - SAI directly owns and operates central monitoring stations located in Pompano Beach, Florida (SAI Southeast Command Center); Des Plaines, Illinois (SAI Midwest Command Center); Ogden, Utah (SAI Mountain Command Center); Portland, Oregon (SAI Northwest Command Centers - Portland); and Chino, California (SAI West Command Center).

     - SAI Command Centers Northwest-Seattle, Inc., a wholly owned subsidiary, owns and operates a central monitoring station located in Seattle, Washington.

     - SAI Southwest Command Centers, Inc., a wholly owned subsidiary, owns and operates central monitoring stations located in Dallas, Texas, Houston, Texas and Metairie, Louisiana (Monark Central Dispatch).

     - SAI North Central Command Center, Inc., a wholly owned subsidiary, owns and operates a central monitoring station located in Euclid, Ohio.

     We intend to continue to merge our wholly owned subsidiaries into SAI in an effort to reduce costs and realize economies of scale.

     Prior to June 30, 1999, we also provided monitoring services directly to residences and businesses. On June 30, 1999, we sold our portfolio of approximately 27,000 owned (retail) subscriber accounts to Security Alarm Financing Enterprises, Inc. (SAFE). SAI continues to monitor these accounts under contract with SAFE and is SAFE's preferred provider of alarm monitoring services.

     The sale of our retail accounts to SAFE represented a major turning point in our progress. As a result of that transaction we disposed of a non-core asset and re-focused our efforts on our core wholesale monitoring business and on our dealer network.

     Most of the proceeds of the sale of the retail accounts went to pay down our line of credit with FINOVA Capital Corporation. Following the retail account sale, we entered into a new $45,000,000 line of credit with FINOVA and Citizens Bank of Massachusetts, a wholly owned subsidiary of the Royal Bank of Scotland. At the same time, our principal outside investor, TJS Partners, L.P., agreed to restructure its investment in our company, further improving our balance sheet and our ability to expand our core wholesale monitoring business.

     Our revenues consist of recurring monthly revenue ("RMR") payments under written contracts with independent alarm dealers to provide monitoring services to their subscribers. Total revenues increased from $2,733,253 for the fiscal year ended December 31, 1995 to $22,689,132 for the fiscal year ended December 31, 1999. Operating cash flow increased from $251,073 for the fiscal year ended December 31, 1995 to $3,105,173 for the fiscal year ended December 31, 1999. Operating cash flow is defined as earnings before depreciation, amortization, interest expense, income taxes and certain other expenses that are paid for with common stock or warrants. Our loss per share of common stock for the fiscal year ended December 31, 1999, was $0.59 per share. As a result of the sale of our retail account portfolio on June 30, 1999, and our new focus on the wholesale monitoring business, our results for the current fiscal year are not completely comparable to our results for prior periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     As of December 31, 1999, we monitored over 400,000 residences and businesses from our national network of regional central monitoring stations. All of these locations were monitored under contracts with approximately 2,500 alarm dealers for subscriber accounts owned by them. From January 1, 1995 through December 31, 1999, the number of subscriber accounts we monitored increased from approximately 51,471 to 401,000. On December 31, 1999, we provided monitoring services to 84,768 more subscriber accounts than at year-end 1998.

     We estimate that our central monitoring stations are currently capable of monitoring at least 750,000 subscriber accounts. We gained additional capacity when we acquired our Chino, California and Seattle, Washington facilities. We expect to be able to monitor 1,000,000 subscriber accounts by the end of

2000, before taking into account any future acquisitions.

     Our network of independent alarm dealers consists of over 3,000 dealers nationwide that are estimated to own approximately 600,000 subscriber accounts, some of which are presently monitored at central stations owned by our competitors. In order to attract new alarm dealers, and to continue to develop our relationships with those dealers already using our central monitoring stations, we host an annual convention for independent alarm dealers. At this meeting, developments in the security industry are discussed and industry experts make numerous presentations. This meeting is designed to keep the alarm dealers abreast of new developments in technology, marketing and management as well as new business opportunities.

     We also distribute an "audio magazine" to our network of dealers on a quarterly basis and conduct numerous smaller meetings throughout the year. Our relationships with independent alarm dealers are important because dealers are the source of our revenues. We intend to continue to increase the number of subscriber accounts we monitor. In pursuing this goal, we anticipate acquiring additional central monitoring station businesses and adding additional subscriber accounts as the businesses of our existing alarm dealers grow and through new dealers that join our Dealer Partner Program. Through this program, we offer selected alarm dealers the opportunity to own equity in our company as part of their ongoing relationship with us. See "Business - Dealer Partner Program."

     In the future, we believe that we can develop future business opportunities based on our network of over 3,000 independent alarm dealers representing over 15,000 trained installation and service personnel, expert in low voltage technology. We have also created through our dealers a network of over 400,000 consumers electronically connected to our regional, secure, redundant, UL listed central monitoring stations. We believe that these networks uniquely position us to become key participants in the delivery of in-home services as technologies converge.

INDUSTRY OVERVIEW

     General

     The electronic security alarm industry is characterized by a large number of small individually owned companies involved in security alarm system installation and monitoring. According to Barnes Associates, a well known investment banking and consulting firm in the industry, the top five companies account for approximately 45% of the market, with an estimated 10,000 to 12,000 dealers sharing the remainder of the market. Taken together, however, these 10,000 to 12,000 alarm dealers represent a nationwide presence with expertise in the installation and servicing of low voltage electronic systems. It is the needs of this nationwide market of alarm dealers and the opportunities that they represent that we seek to address.

     We believe that another characteristic of the security alarm industry is its continuing growth. Industry statistics published by Security Sales in the 2000 Security Sales Fact Book, an industry publication, indicate that revenues for the electronic security alarm segment of the security industry grew from $9.7 billion in 1991 to $15.8 billion in 1999. The Central Station Alarm Association, in the summer of 1998 issue of Dispatch, reported that the security services market in the United States is expected to grow at a rate of 6.4% annually between 1998 and 2004.

     The growth in the security alarm industry has been fueled by several factors. We believe the aging of the population and the increase in two career families have both contributed to an increased focus on the security of the home. Security Sales reported in January 1999 that residences without alarm systems are more than twice as likely to be burglarized as those with systems (14.8% vs. 6.6%) and that commercial sites without alarm systems are 4.5 times more likely to be burglarized than those with systems (7.59% vs. 1.66%). Many insurance companies also offer discounts to home and business owners that install alarm systems.

     Several large well-capitalized companies are active in the security alarm industry directly or through subsidiaries, including Western Resources, Inc. and Tyco International, Inc. We believe that these companies were attracted by the fragmented nature of the industry and its growth potential. Additionally, utility and telephone companies are attracted by the similarity between the services provided in the security alarm industry and the services they already perform, which also involve providing services via wire connections in return for monthly fees.

     As larger participants have entered the security alarm industry, they have introduced mass marketing techniques which have included heavy advertising and low cost system installations tied to multi-year monitoring contracts. These long-term contracts typically have one to five year initial terms and one year automatic renewals, if not canceled. The monthly cash flow generated by the monitoring contracts subsidizes the cost of installations. Large, well-capitalized companies can afford to initially subsidize the costs of installing alarm systems. As competition has driven the average price of installed alarm systems down, independent alarm dealers, who have more restricted access to capital, continue to search for an appropriate competitive response.

THE NEEDS OF THE INDEPENDENT DEALER COMMUNITY

Among the major issues confronting independent alarm dealers are:

     Retaining Customer Accounts

     Independent dealers sell and install alarm systems in homes and businesses and, at the same time, enter into contracts to provide monitoring services, typically with one to five year terms. The dealer generally subcontracts with a third party central station to provide the actual monitoring. The dealer retains as profit the difference between what it charges the subscriber as a monitoring fee and the cost of buying monitoring services from the third party central station plus general and administrative expenses. This recurring monthly monitoring revenue is an important component of a dealer's total revenue stream. According to SDM Magazine's Insider Report for 2000, approximately 33% of dealers' revenues consist of monitoring and service fees.

     Financing

     For most independent dealers, their subscriber accounts represent their most substantial asset. Banks and other commercial lenders, which are a very important source of financing for most small businesses, have historically been unwilling to lend against subscriber accounts as collateral or to provide financing for customer purchases of alarm systems. Because of their more limited access to financing, independent dealers have a difficult task competing with the larger companies who have greater access to capital. This issue has become more pronounced as the market has forced dealers to subsidize the cost of alarm system installations. The limited ability to turn subscriber accounts into the cash needed to support other aspects of their businesses and to be able to offer financing to purchasers of alarm systems is a very important concern of independent dealers.




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
     Training and Support

     Dealers must not only be financially sophisticated, they must also be able to run their businesses economically and with a relatively small amount of resources, both human and financial. In addition, independent dealers must be able to choose effectively between competing new technologies. Dealers need the tools that will allow them to identify and exploit new opportunities both within the alarm industry and in related fields. Dealers must also be aware of regulatory changes affecting the industry. There are limited resources available to help the independent dealer meet these needs.

     New Business Opportunities

     The skills needed to install security alarm systems can also be applied to the installation of other low-voltage systems such as: closed circuit television, home automation, audio and home entertainment centers and satellite dishes. Many alarm dealers currently provide these services to their subscribers. We believe that application of these same skills can generate other new business opportunities. We are seeking new opportunities for ourselves and our dealers through alliances with providers of services that are complementary with the services that our dealers and we already provide. We believe that potential partners that embrace this vision will desire to offer a broad range of related services without incurring the expense or experiencing the uncertainties of entering unfamiliar product markets or developing a nationwide network of servicing and installing dealers. Independent dealers must be aware of and learn how to respond to new market opportunities if they are to survive and prosper in the future.


ALARM MONITORING

     Our Relationships with Independent Alarm Dealers

     Our response to the challenges and opportunities presented by the security alarm industry has been significantly influenced by the personal and business experience of two of our founders. Both Ron Davis, the Chairman of the Board of Directors and Steve Rubin, a Senior Vice President, were principals of the Davis Marketing Group, an organization formed in the mid-1970s to provide consulting services to alarm dealers. Davis Marketing evolved into a franchiser of alarm installation businesses, which later became a network of dealers, initially made up of the former franchisees. The network provided its members with group buying, training and education services. In 1990, our company was formed to purchase subscriber accounts from independent alarm dealers for our own portfolio and to acquire an interest in a central monitoring station located in Grand Rapids, Michigan. The initial stockholders (other than the founders) were almost all independent alarm dealers. The relationship with our dealer network remains a key part of our growth strategy. It is this history that has made us keenly aware of, and uniquely able to address the needs of independent alarm dealers and of the opportunities that those needs represent.

     One of the unique aspects of our position in the security alarm industry is what we do not do - we do not sell and install security systems. As a result, we are not viewed as a competitor in the alarm dealer community. Several of our competitors in the monitoring business also sell and install security systems, and some are even leading mass-marketers of low cost system installations.

     Another service we provide our dealers who wish to sell subscriber accounts, or obtain loans using subscriber accounts as collateral, is referral to Security Alarm Financing Enterprises, Inc. (SAFE), with whom we have formed an alliance. This alliance involves SAFE using our central stations to monitor accounts we refer to them which they purchase, paying us commissions for the referrals on accounts they purchase over agreed upon thresholds and making us their preferred provider of monitoring services. SAFE is an alarm industry specialized financing company that does not sell or install security systems. SAFE's policy is to contract with the selling alarm dealer to continue servicing the underlying alarm system. SAFE also refers all inquiries relating to system enhancements to the servicing alarm dealer. This allows dealers to further enhance their businesses. By working with our company and SAFE, dealers can purchase monitoring and obtain financing from companies they view as allies rather than competitors.

     In a market where the competition for providing monitoring service is high, we believe that the depth of our relationships with alarm dealers gives us a competitive edge.

     Provide High Quality Monitoring Services to Independent Dealers

     A subscriber account represents a stream of income that may continue for many years if the monitoring contracts are extended for additional renewal terms. An enterprising dealer can even increase the value of a subscriber account by selling add-on services such as:

     -    alarm system maintenance and servicing;

     - two-way voice communications between the subscriber and the central monitoring station; and

     - cellular telephone or long-range radio backup to the normal land line telephone links to the central monitoring station.

     Subscriber accounts are subject to attrition (cancellation) for many reasons that are beyond the dealer's control, such as nonpayment by the subscriber, the sale of a home or business or, to some extent, lower cost service offerings by competitors. One element that the dealer can control, however, is attrition due to poor monitoring services provided by the central station from which it purchases those services. Dealers address this problem by contracting with companies that have a demonstrated record of providing high quality service.

     We strive to own and operate superior central monitoring stations with highly efficient equipment and a well-trained staff to deliver high quality monitoring services. All of our central stations are Underwriters Laboratory
(UL) listed. To obtain and maintain a UL listing, a central station must be located in a building meeting UL's structural requirements, have a backup and uninterruptible power supply and have secure telephone lines and redundant computer systems that meet UL criteria. Access to the facility must also be strictly controlled. Our central stations are also capable of supporting a full range of add-on services such as two-way voice communications, cellular transmission and long-range radio access.

     Another of our objectives is to substantially increase the number of subscriber accounts to which we provide monitoring services and to increase the profitability of the services we provide. We are adding additional monitoring capacity and continuing the consolidation of our monitoring operations to realize additional economies of scale. We will continue to maintain and further enhance the quality of the services we provide and market to the alarm dealer community. Ron Carr our Senior Vice President for Central Station Operations leads this effort. Mr. Carr was formerly Director of Telecommunications and Central Station Operations for SecurityLink and, prior to that, Director of Telecommunications for ADT, Inc.




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

     Increase Monitoring Capacity on a Regional Basis

     Our strategy is to complete a network of central stations, with at least one central station located in each of the major geographic regions of the United States. Our recent central station acquisitions were undertaken to increase our monitoring capacity, to expand our monitored subscriber account base and to build our regional network.

     The following acquisitions were undertaken primarily to build our regional network:

     - Southeast: In December 1996, we purchased the assets of AMJ Central Station Corporation which owned and operated a central station located in the Fort Lauderdale/Pompano Beach, Florida area.

     - Midwest: In July 1995, we purchased All Security Monitoring Services L.L.C. which owned and operated a central monitoring station located in Des Plaines, Illinois, a suburb of Chicago. In November 1997, we purchased Telecommunication Associates Group, Inc. which owned and operated central monitoring stations located in Euclid, Ohio, a suburb of Cleveland and Austin, Texas. The Austin central station has been consolidated into our Houston central station.

     - Southwest: In June 1998, we purchased Texas Security Central, Inc. which owned and operated central monitoring stations located in Dallas, Texas; San Antonio, Texas and Houston, Texas. The San Antonio central station has been consolidated into our Houston central station. In December 1999, we purchased the assets of Monark Central Dispatch, Inc. which owned and operated a central station located in Metairie, Louisiana (which is in the New Orleans area).

     - West: In May 1998, we purchased the third party monitoring business of Fire Protection Service Corporation which owned and operated a central monitoring station located in Ogden, Utah (which is in the Salt Lake City area). In November 1999, we purchased the assets of Total Electronic Alarm Monitoring, L.L.C. that owned and operated a central station located in Chino, California (which is in the Los Angeles area).

     - Pacific Northwest: In October 1998, we purchased the assets of World Security Services Corporation which owned and operated a central monitoring station located in Portland, Oregon. In November 1999, we purchased Alarm Monitoring Service, Inc. which owned and operated a central monitoring station located in Seattle, Washington.

     In order to emphasize both our nationwide identity and our regional presence, we have renamed our central stations: SAI Midwest Command Center (Des Plaines, Illinois), SAI Mountain Command Center (Ogden, Utah), SAI North Central Command Center, Inc. (Euclid, Ohio), SAI Northwest Command Centers - Portland (Portland, Oregon), SAI Northwest Command Centers - Seattle, Inc. (Seattle, Washington), SAI Southeast Command Center (Pompano Beach, Florida), SAI Southwest Command Centers, Inc. (Dallas, Texas, Houston, Texas and Metairie, Louisiana) and SAI West Command Center (Chino, California).

     We have substantially completed our capital investment project that expanded the capacity of our central monitoring stations to 750,000 monitored alarm systems. We intend to continue our program of expansion. This expansion will principally involve hiring additional personnel, purchasing additional computers



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
and monitoring equipment and leasing additional phone lines. We will then have the opportunity, and challenge, of bringing in additional subscriber accounts to absorb the increased monitoring capacity.

     Integrate Central Station Operations and Realize Economies of Scale

     Historically, our central monitoring stations were separately owned and operated as independent business units by the original owners. Our acquisition and consolidation of the formerly independent monitoring companies has presented us with opportunities to increase the profitability of each of these operations. We seek to exploit these opportunities by eliminating duplicative efforts. Under this program:

     -    We have implemented a single centralized accounting system.

     - We have created a centralized billing, customer service and collections department to service all of our central monitoring stations.

     - We will continue the consolidation of monitoring operations into regional central monitoring stations.

     Utilizing the additional monitoring capacity in our central stations means that the incremental cost of servicing additional subscriber accounts should be substantially reduced. This can be illustrated by the acquisition in August 1998 of Reliance Protection Services, Ltd., a central monitoring station located in Schaumburg, Illinois. In that transaction, the physical facility located in Schaumburg was not purchased. Instead, all of the subscriber accounts monitored there were transferred in bulk, along with certain equipment and software, to our central station located in Des Plaines, Illinois. Only five additional personnel were necessary to accommodate the additional 11,500 subscriber accounts. By contrast, the old Reliance operation required twelve full-time employees plus a leased facility and associated expenses.

     We have also realized economies of scale through the consolidation of the subscriber account bases of the following central monitoring stations:

     - Security Associates Command Center II, L.L.C. (located in Grand Rapids, Michigan) and Guardian Security, Inc. (located in Columbus,
            Ohio) into the Euclid, Ohio central monitoring station.

     - Northern Central Station, Inc. (located in Little Falls, New Jersey) into the Des Plaines, Illinois central monitoring station.

     - Telecommunication Associates Group, Inc.'s central station in Austin, Texas, and Alarm Central Monitoring, Inc. (located in Dallas, Texas) into SAI Southwest Command Centers, Inc. central monitoring stations located in Houston and Dallas, Texas, respectively. The San Antonio facility of SAI Southwest Command Centers, Inc. was also consolidated into the Houston central station.

Further consolidations will take place, as we deem appropriate.

     Maintain and Enhance the Quality of Monitoring Services

     In the normal course of our business, we sometimes experience cancellation of accounts for various reasons, some of which are beyond our control. Accounts may be lost because, for example, dealers go out of business or subscribers relocate. Accounts may also be lost because of problems with service. Among our initiatives are the implementation of a statistical quality control system and a formal training and advancement program. We also conduct continuous reviews of the operations of each of our central monitoring stations to improve the functionality and profitability of our monitoring services.

     Previously, each of our central monitoring stations used slightly different event monitoring software and hardware. However, we have recently conformed and upgraded the computer systems used in all of our central stations, except for our Louisiana central station, which we are in the process of changing. We expect this process to be completed in the second quarter of 2000. The system-wide upgrade is designed to:

     - Standardize the central station information systems to allow better information flow between the central stations.

     - Allow more efficient information exchange between the central stations and the home office.

     - Create fully redundant systems in case of system failure in one or more of the central stations.

     -    Increase the efficiency of our customer service department.


     We believe that these improvements will allow us to conduct our operations in a more efficient and cost effective manner. Furthermore, we anticipate that the new systems will provide a platform from which we can offer a wider selection of value-added services to our alarm dealers. These services include providing dealers with after-hours answering services, Internet or direct access to end-user information for a dealer's subscriber accounts and automated interactive alarm system testing services.

     Implement Central Station Based Regional Marketing Program

     We have reorganized and changed the focus of our sales force. In the past, we relied on the existing subscriber account base of the acquired central monitoring station businesses and the "natural increase" in subscriber accounts that occurs as alarm dealers who are already customers install additional alarm systems for our growth. Additionally, our sales force was centrally located and approached alarm dealers on a national basis. We have redirected our sales effort by organizing a decentralized sales force based in our central monitoring stations. The design of our marketing programs has remained a home office function.

     The salespeople in each of our central stations are responsible for selling our services in the region where the station is located. It is our belief that we will be more successful in selling monitoring services to alarm dealers if our facilities, salespeople and operations managers are geographically close to the dealers. We intend to control the growth of each central station so that no station becomes too large for its management and salespeople to maintain personal relationships with, and responsiveness to the needs of, each of our dealers.

     As part of our relationship oriented strategy, we have implemented a program (the "Dealer Partner

Program", formerly known as the Strategic Partner Program) that allows dealers to become equity owners of our company. See "Business-Dealer Partner Program."

DEALER FINANCING PROGRAMS

     General

     Alarm dealers, like many other small businesses, from time to time need financing in order to operate and grow their businesses. The reasons a dealer might need access to cash are extremely varied and include the need to manage cash shortfalls, to finance expansion or inventory and to subsidize the costs of system installations. In addition, many dealers would like to be able to offer financing for potential purchasers of alarm systems. As is common with small businesses, access to capital is limited. Access to bank financing is also limited for both the dealers and for their customers who may wish to finance the purchase of the alarm system.

     For many dealers, the most significant assets they own are the contract rights for monitoring the subscriber accounts. Unfortunately, such contract rights are generally not treated as tangible assets against which banks, or other traditional lending institutions, will lend on a secured basis. This situation creates a dilemma for dealers, and an opportunity for us to strengthen our relationship with our alarm dealers because we are able to accurately assess the value of these assets and assist dealers in obtaining financing.

     Steve Rubin heads our dealer financing programs. Mr. Rubin has over twenty-eight years of experience counseling alarm dealers as to their financing options and assisting them with their financing needs.

     Sale of Subscriber Accounts

     One method of financing that has developed in the security alarm industry is the sale of subscriber accounts to third parties. While we no longer purchase subscriber accounts, we do offer a referral program for our dealers through Security Alarm Financing Enterprises, Inc. (SAFE). In a typical transaction, the alarm dealer will sell subscriber contracts for a price that is a multiple of the current monthly payment amount generated by that subscriber account. This monthly payment amount is commonly called RMR in the industry, which stands for recurring monthly revenue. For example, if a single contract provided for monthly payments of $25 per month it might sell for $750, or thirty times RMR.

     Assisting Dealers in Obtaining Loans

     Because high quality subscriber accounts represent a reliable future stream of revenue with little incremental costs, some dealers prefer to borrow using their subscriber accounts as collateral. As previously mentioned, banks have historically been reluctant to lend against subscriber accounts as collateral. We believe that only three sizable finance companies exist with active lending programs in the industry and their lending capacity is relatively small compared to what we believe is the potential demand for loans secured by accounts.

     Because of our familiarity with the security industry, our strategic alliance with SAFE and our knowledge of other potential lenders, we believe we are well prepared to assist alarm dealers in obtaining loans.

     The SAFE Loan Program

     In November of 1999, SAFE introduced its loan program. Under this program, SAFE will lend to qualified dealers for periods of up to 60 months, secured by dealer owned monitoring accounts. We refer qualified dealers to SAFE and attempt to facilitate the loan approval process. Because the SAFE program is presently only available for loan transactions in excess of $500,000 we also refer dealers to other lenders under our ValueBuilder Program.

     The ValueBuilder Program

     The ValueBuilder program was developed to assist alarm dealers in obtaining customer financing for installed alarm systems, to allow alarm dealers to obtain substantial discounts on alarm equipment and to compete in the "low" or "no" money down market.

     Under this program, dealers are able to obtain financing for their customers, which is repaid in 36 to 60 months. From the customer's point of view, only a small down payment is required to purchase the system. The subscriber account and its revenue stream secure the loan. In the event the account cancels during the first year of the program, the dealer is required to provide another account and its revenue stream to secure payment to the finance company that advanced the funds. At the end of the repayment period, the dealer retains all rights to the subscriber account and the revenue stream it generates.

     As an additional incentive for participating in the ValueBuilder program, we issue shares of common stock to participants based on the number of ValueBuilder accounts monitored at our central monitoring stations.

     Dealers participating in ValueBuilder build equity in two ways. They retain the equity represented by their ownership of the subscriber monitoring accounts and they gain an ownership interest in our company as well.

     All dealers participating in the ValueBuilder program must agree that any new subscriber account that uses the program must be monitored at one of our central monitoring stations for a negotiated period, usually three to five years.

DEALER PARTNER PROGRAM

     Under the Dealer Partner Program, dealers enter into contractual relationships with us whereby they agree to transfer or retain some or all of their subscriber accounts at one of our central stations. The dealer must agree that during the term of the contractual relationship with us it will not transfer the subscriber accounts monitored by us to a competitor's central monitoring station. In return, we issue the dealer a negotiated amount of common stock. This stock is issued solely for entering into the contractual relationship with us and without any cash payment by the dealer.

     The stock may be issued alone, or together with other inducements that we may offer from time to time. We believe that this program is attractive to many alarm dealers, especially in light of the fact that we will also be providing them with high quality monitoring services at competitive rates.

     Generally, 25% of the stock issued to a dealer under the Dealer
Partner Program will be freely tradable upon issuance. The remaining 75% will have restrictions on transfer that will be removed in three equal annual increments. If the dealer defaults on its obligations under the Dealer Partner Program, the dealer will forfeit all of the stock as to which the restrictions have not yet been removed, but will retain the balance of the stock.

     A dealer will be deemed to be in default on its obligations under the Dealer Partner Program if the dealer (or any party he sells his subscriber accounts to) transfers the covered subscriber accounts to a competitor's central station or fails to comply with our rights of first refusal, unless waived by us, during the term of the contractual relationship. The right of first refusal is the right we retain to meet or beat the terms of any offer by another company to purchase, or make loans secured by, the dealer's subscriber accounts. Since we no longer purchase subscriber accounts or make loans to dealers, we refer purchase and loan opportunities to Security Alarm Financing Enterprises, Inc. or other lenders.

     The Dealer Partner Program is a central component of our business plan.

DEALER SUPPORT STRATEGY

     Offer High Quality Support Programs

     The marketplace in which the independent alarm dealer competes is undergoing rapid change. The presence of large, well-capitalized companies creates a much more competitive environment. It is in this context that we believe our ongoing educational and management development program is not only valuable to our network of alarm dealers, but also can add depth and permanence to our relationships with independent dealers. Our efforts are headed by Ron Davis, Chairman of the Board, with more than twenty-eight years of experience as a speaker and author on a broad range of subjects concerning the security alarm industry, independent alarm dealers and the changes in the marketplace that have and will continue to impact them.

     We conduct numerous meetings each year at locations around the country at which issues and opportunities facing the industry are presented. We also host an annual three day educational conference attended by alarm dealers, where presentations are made by both our personnel and other professionals from within the industry, as well as specialists in such fields as finance and marketing and motivational speakers.

     Our Audio Insight program supplements these activities. Audio Insight is an audio magazine that is distributed quarterly. Each edition of Audio Insight, hosted by Mr. Davis, is a cassette of about one-hour in length, which contains ideas, interviews and insights relating to the alarm industry. We also distribute camera-ready consumer newsletters that can be customized by alarm dealers for mailing to their own customer base as a marketing tool. The Audio Insight cassette and the consumer newsletter program are only available to members of our dealer network.







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
     Assist Dealers in Exploiting Future Opportunities

     We anticipate that new business opportunities for alarm dealers will continue to develop as a result of "bundling". Bundling involves providing a range of complementary or similar services, such as local and long distance telephone services, cable television programming and alarm monitoring all billed monthly on a single invoice. We anticipate that at least some bundlers will include alarm monitoring in the services they provide and may wish to "outsource" much of the installation, service and monitoring functions. We expect the technologies by which such services as telecommunications, entertainment and security are delivered to converge with the Internet. Because of the size and geographic diversity of our dealer network, we intend to present our company to the bundlers and service providers as an easy and cost-effective way of approaching independent installers and their customers. We believe that the collective strength of our independent dealer network enables us to more effectively exploit these and other emerging market opportunities.

     Build a Deeper Relationship with Independent Dealers

     We view our overall marketing strategy as an attempt to build a broad range of relationships with independent alarm dealers through which we can develop and market a range of services designed to address alarm dealer needs and build recurring revenue for our dealers and us. Our strategy is built around the premise that dealers are best served when our regional central monitoring station personnel develop a personal relationship with them. To implement this strategy we have developed a force of regional dealer liaison personnel based in each of our central stations. These dealer liaisons provide personalized one stop service to alarm dealers to address their individual needs as they arise. Meetings of central station based user groups and a national advisory council supplement their efforts.

     We implemented our user group and national council programs to gain dealer insight into the quality of the services that we provide. Each of our central stations has a user group of alarm dealer customers in its service area. These user groups meet periodically and serve as a regular source of feedback for both the central stations and for our company as a whole. We also utilize the user groups as forums at which we can test the attractiveness and demand for proposed new services before making major commitments of time and money to new programs. In addition, we have formed a national advisory council made up of representatives of our regional dealer user groups. We meet with the members of our national council twice a year. One of these meetings occurs at our annual conference.

     We believe that these initiatives will greatly enhance the quality of our monitoring services, and, therefore, their attractiveness to alarm dealers. We also believe our access to, and knowledge of, the alarm industry and independent alarm dealers is of value to outsiders who may wish to use the services of, or sell products to, or through, our network of alarm dealers and their customers.

SALE OF RETAIL PORTFOLIO TO SAFE

     Sale of Retail Portfolio

     On June 30, 1999, we sold our portfolio of approximately 27,000 retail subscriber accounts to Security Alarm Financing Enterprises, Inc. (SAFE), a leading finance company serving independent alarm dealers. We will continue to monitor these accounts and we are SAFE's preferred provider of alarm monitoring services.

     The total transaction value was $22,800,000, of which $1,800,000 was a loan extended by SAFE to SAI. The loan is due in one year and bears interest at the rate of 8% per year. The loan will be considered paid in full if during the term of the loan we refer to SAFE $230,000 in recurring monthly revenue ("RMR") from alarm dealers for purchase or for collateral for loans, which SAFE then closes, under SAFE's financing programs. There can be no assurance that we will be able to refer, or that SAFE will purchase, $230,000 in RMR during the term of the loan. If we refer $230,000 or more in RMR during the term of the loan, we will receive commissions that are calculated from the first dollar of RMR referred and purchased. We have the opportunity to earn additional commissions in the second and third year of our referral agreement if we refer and SAFE closes on $460,000 and $690,000 in RMR, respectively. As of March 23, 2000, SAFE has closed on transactions representing a total of $41,518 in RMR.

     The sale of our retail accounts to SAFE allows us to fully concentrate our resources on our primary business of providing wholesale monitoring services to independent alarm dealers.

Financial Restructuring

     New Line of Credit for Acquisitions and Capital Expenditures

     On September 30, 1999, we refinanced our previous $30,000,000 line of credit with FINOVA Capital Corporation. This previous line of credit had a principal balance outstanding of approximately $6,600,000 on the closing date. The refinancing with FINOVA and Citizens Bank of Massachusetts, a wholly owned subsidiary of the Royal Bank of Scotland, consists of a term loan and an acquisition line of credit. The term loan is in the principal amount of $7,000,000, which covered our existing indebtedness to FINOVA (approximately $6,600,000) as well as transaction costs for the refinancing (approximately $390,000) and working capital. The acquisition line of credit of up to $38,000,000 is solely for acquisitions of central monitoring station businesses. We may draw on this line of credit through March 31, 2001. On March 10, 2000, we entered into a second amendment to loan instruments which created a $1,000,000 capital expenditure line and a line of credit up to $2,000,000 to cover contingent obligations related to the SAFE attrition guarantee and referral obligation. This combined $3,000,000 was taken out of, and thereby reduced, the acquisition portion of the $45,000,000 facility discussed above.

     Both the term loan and the acquisition line of credit bear initial interest at a variable rate of prime plus 0.75% or the LIBOR rate plus 3.5%, at SAI's discretion. The interest rate is, however subject to an upward adjustment depending on the loan to recurring monthly revenue ratio. These obligations mature in five years.

     Restructuring of TJS Partners' Investment

     On September 30, 1999, we entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., our principal stockholder. Pursuant to this agreement:
(i) $10,000,000 of subordinated debt and accrued interest owed by us to TJS Partners, L.P., (ii) 66,910 shares of Convertible Preferred Stock; and, (iii) 500,000 shares of 12% Redeemable Preferred Stock, together with all accrued dividends, which were held by TJS Partners, L.P., were exchanged for 135,709 shares of newly designated Series A Convertible Preferred Stock.

     Each share of Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and is convertible into 100 shares of our common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

     The holder of Series A Convertible Preferred Stock is entitled to vote on all matters on which holders of our common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

     In connection with the restructuring, our By-laws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to requiring greater than sixty percent (60%). This super-majority provision will be in effect for as long as TJS Partners, L.P. owns at least thirty percent (30%) of our common stock on an as-converted basis. Additionally, for so long as TJS Partners, L.P. owns at least fifteen percent (15%) of our common stock on an as-converted basis, our board of directors will consist of five directors, two of which may be designated by TJS.


RECENT CENTRAL STATION ACQUISITIONS

     Acquisition of Telecommunications Associates Group, Inc.

     On November 24, 1997, we purchased all of the outstanding capital stock of Telecommunications Associates Group, Inc., an Ohio corporation ("TAG") from an unaffiliated party.

     The purchase price was $5,000,000, which was paid in cash at closing, plus the assumption of TAG's liabilities of approximately $1,500,000. $4,800,000 of the purchase price was financed from our general corporate funds and the balance were either liabilities assumed by us or financed by drawing on our existing credit facility with FINOVA Capital Corporation. The acquisition was accounted for under the purchase method for financial reporting purposes.

     TAG was a third-party alarm monitoring company that served approximately 98,000 subscriber accounts (which included approximately 48,000 two-way voice accounts which were scheduled to be, and were, returned to the owner's central monitoring station by December 31, 1998) and 350 independent alarm dealers from central monitoring stations located in Euclid, Ohio and Austin, Texas. The Austin central station was subsequently consolidated into our Houston central station.

     Acquisition of Texas Security Central, Inc.

     On June 17, 1998, we purchased all of the outstanding capital stock of Texas Security Central, Inc., a Texas corporation ("TSC") from unaffiliated parties.

     The purchase price was $6,846,000, which was paid in cash at closing. $2,396,000 of the purchase price was financed from our general corporate funds and the balance was financed by drawing on our existing credit facility with FINOVA Capital Corporation. The acquisition was accounted for under the purchase method for financial reporting purposes. The acquisition was accounted for under the purchase method for financial reporting purposes.

     TSC was a third-party alarm monitoring company that served approximately 65,000 alarm monitoring subscribers and approximately 300 independent alarm dealers from central monitoring stations located in Dallas, Texas; Houston, Texas and San Antonio, Texas. The San Antonio central station was consolidated with the Houston central station in the third quarter of 1999.

     Acquisition of Alarm Monitoring Services, Inc.

     On November 5, 1999, we purchased all of the outstanding capital stock of Alarm Monitoring Services, Inc., a Washington corporation ("AMS") from unaffiliated parties.

     The purchase price was $4,000,000, which was paid in cash at closing. The purchase price was financed by drawing on our existing credit facility with FINOVA Capital Corporation and Citizens Bank of Massachusetts. The acquisition was accounted for under the purchase method for financial reporting purposes. The acquisition was accounted for under the purchase method for financial reporting purposes.

     AMS was a third-party alarm monitoring company serving approximately 20,000 alarm monitoring subscribers and approximately 150 independent alarm dealers from a central monitoring station located in Seattle, Washington.

OTHER CENTRAL STATION ACQUISITIONS

     -    Alert Answering Service

          On March 2, 1998, we purchased all of the operating assets of Camak, Inc., d/b/a Alert Communications d/b/a Alert Answering Service, an Ohio corporation ("Alert") from an unaffiliated party.

          Alert was a third-party alarm monitoring company that served approximately 1,966 subscriber accounts and ten independent alarm dealers and also is a telephone answering service business serving approximately 250 subscribers. In March 1998 and June 1998, the monitoring business and the answering service business, respectively, were moved to our central monitoring station located in Euclid, Ohio. This acquisition allows us to provide expanded telephone answering services for our alarm dealers nationwide.

     -    Guardian Security Systems, Inc.

          On March 8, 1998, we purchased all of the outstanding capital stock of Guardian Security Systems, Inc., an Ohio corporation ("Guardian") from an unaffiliated party.

          Guardian was a third-party alarm monitoring company that served approximately 3,270 subscriber accounts and fifteen alarm dealers and 1,349 subscriber accounts owned by Guardian from a central monitoring station located in Columbus, Ohio. In the first quarter of 1998, all of the assets and operations of Guardian were transferred to our central station located in Euclid, Ohio.

     - Monitoring Business of Fire Protection Services Corporation d/b/a Mountain Alarm

          On May 8, 1998, we purchased the monitoring business of Fire Protection Service Corporation, a Utah corporation, d/b/a Mountain Alarm ("Mountain") from an unaffiliated party.

          Mountain was a third-party alarm monitoring company that served approximately 7,800 alarm monitoring subscribers and approximately eight independent alarm dealers from a central monitoring station located in Ogden, Utah.


     -    Reliance Protection Services, Ltd.

          On July 17, 1998, we purchased all of the outstanding capital stock of Reliance Protection Services, Ltd., an Illinois corporation ("Reliance") from unaffiliated parties.

          Reliance was a third-party alarm monitoring company that served approximately 12,000 alarm monitoring subscribers and approximately 100 independent alarm dealers from a central monitoring station located in Schaumburg, Illinois. All of the subscriber accounts monitored by Reliance were moved into our Des Plaines central station.

     -    World Security Services Corp.

          On October 13, 1998, we purchased all of the assets of World Security Services Corp., an Oregon corporation ("World") from an unaffiliated party.

          World was a third-party alarm monitoring company that served approximately 20,000 alarm monitoring subscribers and approximately 180 independent alarm dealers from a central monitoring station located in Portland, Oregon.

     -    Alarm Central Monitoring, Inc.

          On October 23, 1998, we purchased all of the outstanding capital stock of Alarm Central Monitoring, Inc., a Texas corporation ("ACM") from unaffiliated parties.

          ACM was a third-party alarm monitoring company that served approximately 13,000 alarm monitoring subscribers and approximately 50 independent alarm dealers from a central monitoring station located in Dallas, Texas. All of the subscriber accounts monitored by ACM were moved into the central station located in Dallas, Texas.

     -    Total Electronic Alarm Monitoring, L.L.C.

          On November 5, 1999, we purchased all of the assets of Total Electronic Alarm Monitoring, L.L.C., a California limited liability company ("TEAM") from an unaffiliated third party.

          TEAM is a third-party alarm monitoring company serving approximately 5,000 alarm monitoring subscribers and approximately ten independent alarm dealers from a central monitoring station located in Chino, California.

     -    Monark Central Dispatch, Inc.

          On December 8, 1999, we purchased all of the assets of Monark Central Dispatch, Inc., a Louisiana corporation ("Monark") from an unaffiliated third party.

          Monark is a third-party alarm monitoring company serving approximately 35,000 alarm monitoring subscribers and approximately 400 independent alarm dealers from a central monitoring station located in Metairie, Louisiana.

     The aggregate purchase price for all of these smaller central station acquisitions was approximately $6,656,960 plus 218,741 shares of our common stock which was valued at $802,740 on the dates of the acquisitions.

RISK MANAGEMENT

     The nature of the services we provide potentially exposes us to liability for employee acts or omissions or system failures. Generally, our monitoring agreements contain provisions limiting our liability to subscribers in an attempt to reduce this risk.

     We carry insurance of various types, including general liability and errors and omissions insurance. We believe the amount of our insurance coverage is adequate for a company of our type and size. Our loss experience, and that of other companies in the security industry, may affect the cost and availability of such insurance. Certain of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or other types of damages, or for liability arising from gross negligence or wanton behavior.

COMPETITION

     The security alarm industry is highly competitive and highly fragmented. While we do not compete directly with many of the large new entrants into the industry, because we do not sell and install security systems, we are nonetheless impacted by the competitive challenge these entrants present to independent alarm dealers.

     Our monitoring services compete with those offered by an estimated 250 companies which offer wholesale monitoring services from UL listed facilities. Most of these companies are small, local operations, however, several are larger and better financed than we are. In addition, we believe there are approximately 1,500 to 2,000 non-UL listed facilities.

     Our competitive strategy has these basic components: provide the alarm dealer community with high quality monitoring, provide access to financial services at competitive prices and provide dealers with the support and access to new business opportunities that will help them compete more effectively and add recurring revenue. We plan to further develop our dealer network which, we believe, will result in additional marketing opportunities for our dealers with those companies that desire access to our dealers and their customers.

REGULATORY MATTERS

     A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include:

     - subjecting alarm monitoring companies and/or subscribers to fines or penalties for transmitting false alarms,

     - requiring permits for individual alarm systems and revoking such permits following a specified number of false alarms,

     -    imposing fines on alarm subscribers for false alarms,

     - imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms, and

     - requiring further verification of an alarm signal before the police will respond.

     Our operations are subject to a variety of other laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the conduct of our business. Many jurisdictions also require certain of our employees to obtain licenses or permits.

     The alarm industry is also subject to requirements imposed by various insurance, approval and standards organizations. Depending upon the type of subscriber served, the type of service provided and the requirements of the relevant local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

     Our alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines and the type of equipment that may be utilized in telephone line transmissions are currently regulated by both federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies.

EMPLOYEES

     At March 17, 2000, we employed 412 individuals. Currently, none of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that relationships with our employees are good.

PROPERTIES

     Our executive offices are located at 2101 South Arlington Heights Road, Arlington Heights, Illinois and our central monitoring stations are located at:

     -    2116 South Wolf Road, Des Plaines, Illinois;

     -    1471 S.W. 12th Avenue, Pompano Beach, Florida;

     -    1514 East 191 Street, Euclid, Ohio;

     -    9750 Brockbank, Dallas, Texas;

     -    12610 Richmond Avenue, Houston, Texas;

     -    3320 North Woodlawn Avenue, Metairie, LA;

     -    4507 North Channel Avenue, Portland, Oregon;

     -    1249 N.E. 145th , Seattle, WA;

     -    2178 Washington Boulevard, Ogden, Utah; and

     -    13937 Magnolia Ave., Chino, California.


All of our facilities are leased. The following is a summary of the term for each of our leases:

     - The Arlington Heights lease expires December 31, 2002, but can be renewed by us at our option for one additional five year term;

     -    The Des Plaines lease expires December 31, 2000;

     - The Pompano Beach lease expires December 31, 2003, but can be renewed by us at our option for one additional five year term;

     - The Euclid lease expires December 31, 2004, but can be renewed by us at our option for one additional five year term;

     - The Dallas lease expires June 16, 2003, but can be renewed by us at our option for one additional five year term;

     - The Houston lease expires June 16, 2003, but can be renewed by us at our option for one additional five year term;

     -    The Metairie lease is a month-to-month lease;

     - The Portland lease expires May 31, 2003, but can be renewed by us at our option for one additional three year term;

     - The Seattle lease expires May 31, 2002, but can be renewed by us at our option for two additional five year terms;

     -    The Ogden lease expires May 8, 2003, with no option to renew; and

     -    The Chino lease expires November 30, 2003, with no option to renew.

Legal Proceedings

         From time to time we experience routine litigation in the normal course of our business. We do not believe that any pending litigation will have a material adverse affect on our financial condition or results of operations.

                                 USE OF PROCEEDS

     On October 20, 1997, our first Registration Statement on Form S-1 (Registration No. 333-31775 under the Securities Act was declared effective. A subsequent Registration Statement on Form S-1 (Registration No. 33-49897) pursuant to Rule 429 of the Securities Act was declared effective on April 22, 1998. The Registration Statements cover 2,000,000 shares of our common stock and warrants to purchase up to 2,000,000 shares of such common stock, to be issued by us: (i) in connection with offerings to alarm dealers under Rule 415(a)(1)(ix) of Regulation C promulgated under the Securities Act; (ii) in connection with the acquisition of other business, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii); and (iii) otherwise under Rule 415. The Registration Statements also cover 1,778,088 shares of common stock that may be offered for sale by certain selling stockholders under Rule 415(a)(1)(i) and 415(a)(1)(iii). This prospectus also covers 3,918,600 shares of common stock that may be offered for sale by certain selling stockholders under Rule 415(a)(1)(i) and 415(a)(1)(iii). The offering by us commenced on October 20, 1997 and is continuing. We will not receive any proceeds from the securities issued by us pursuant to the Dealer Partner Program. However, the exercise of the warrants will require the exercising warrantholder to pay us $6.00 per share of common stock purchased upon exercise which will be used for general corporate purposes.

     No underwriter has been engaged in connection with the offering. The aggregate offering price of the common stock and warrants registered on our behalf was $12,000,000 and the aggregate offering price of the common stock registered on behalf of the selling stockholders was $24,381,348. No separate offering price was assigned to the warrants.

1999 sales of registered securities were as follows:

     On March 5, 1999, we issued an aggregate of 22,048 shares of common stock to alarm dealers in connection with our Dealer Partner Program.

     On March 12, 1999, we issued 4,052 shares of common stock to an alarm dealer as partial payment for substantially all of its alarm monitoring assets.

     On March 31, 1999, we issued an aggregate of 42,720 shares of common stock to alarm dealers in connection with our Dealer Partner Program.

     On June 25, 1999, we issued 1,343 shares of common stock to an alarm dealer as partial payment for substantially all of its alarm monitoring assets.

     On June 25, 1999, we issued 4,880 shares of common stock to an alarm dealer as partial payment for substantially all of its alarm monitoring assets.

     On July 21, 1999, we issued an aggregate of 22,900 shares of common stock to alarm dealers in connection with our Dealer Partner Program.

     On August 18, 1999, we issued 29,741 shares of common stock to an alarm monitoring company as partial payment for substantially all of its alarm monitoring assets.

     On October 21, 1999, we issued 7,410 shares of common stock to an alarm dealer in connection with our Dealer Partner Program.

     On October 27, 1999, we issued 100,000 shares of common stock to an alarm monitoring company as partial payment for substantially all of its alarm monitoring assets.

     On December 30, 1999, we issued an aggregate of 58,796 shares of common stock to alarm dealers in connection with our Dealer Partner Program.

     If any shares were sold by the Selling stockholders they were sold in independent transactions arranged by those Stockholders individually, and we are unable to determine the number of shares sold or the amounts realized in those sales.

     We estimate that from October 20, 1997 through March 27, 2000, we incurred a total of $290,425 in expenses in connection with the offering. Those expenses are estimated to be as follows: legal $140,000; accounting $65,500; printing $74,225 and registration fees $10,700. All of these expenses represent payments to unrelated third parties and there were no direct or indirect payments to our directors or officers or their associates, or to any party owning ten percent or more of any class of our equity securities or any of our members. To date we have issued 427,698 shares of common stock and warrants to purchase 121,104 shares of common stock in connection with the offering.

                           PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the American Stock Exchange under the symbol "SAI" since January 25, 1999. Our common stock was previously traded on the American Stock Exchange under the symbol "IDL" beginning on March 4, 1998. Prior to that, the common stock was traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the range of high and low bid quotations for our common stock as reported on the OTC Bulletin Board and the high and low sales prices as reported on the American Stock Exchange. The OTC Bulletin Board quotations reflect inter-dealer quotations, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               HIGH BID               LOW BID
                                               --------               -------
1998
First Quarter (through March 3, 1998)           $5.625                 $4.50

                                                     LAST REPORTED SALES
                                                     -------------------
                                                 HIGH                   LOW
                                                 ----                   ---
1998
First Quarter (March 4, 1998 to March 31,        $8.50                 $5.25
1998)
Second Quarter                                   $7.06                 $5.25
Third Quarter                                    $5.75                 $4.44
Fourth Quarter                                   $4.50                 $3.94

1999
First Quarter                                    $5.00                 $2.50
Second Quarter                                   $3.44                 $2.50
Third Quarter                                    $3.38                 $2.50
Fourth Quarter                                   $3.94                 $1.50

2000
First Quarter (through March 24, 2000)           $4.00                 $2.00

     On March 24, 2000, the last reported sale price of our common stock was $4.00 per share. At March 24, we had approximately 237 stockholders of record, not including beneficial owners whose stock is held in street name.


                    STOCKHOLDER RETURN AND PERFORMANCE GRAPH

     Presented below is a line graph comparing the percent change in the cumulative total stockholder return on our common stock against the Russell 2000 Index and the Mallon Global Security Index. The graph assumes that
$100 was invested on January 1, 1995, in our common stock and each of the Russell 2000 Index and the Mallon Global Security Index, and that all dividends were reinvested.


                            TOTAL STOCKHOLDER RETURNS
          PERFORMANCE GRAPH FOR SECURITY ASSOCIATES INTERNATIONAL, INC.

                      Prepared by Buttonwood Advisory Group
                 Produced on February 17, 2000 including data to
                               December 31, 1999.

$100 invested January 1, 1995
(assumes all dividends reinvested)

                       FISCAL YEAR ENDED DECEMBER 31, 1999

                 [GRAPH OF INFORMATION IN THE FOLLOWING TABLE]

                    ASSUMES $100 INVESTED ON JANUARY 1, 1995
             ASSUMES DIVIDENDS REINVESTED THROUGH DECEMBER 31, 1999

                                         Mallon Global
Measurement Period  Russell 2000 Index   Security Index      SAI
------------------  ------------------   --------------      ---

January 1, 1995(1)  $   100.00           $   100.00          $  100.00
FYE 1995            $   127.79           $   148.70          $  160.00
FYE 1996            $   145.04           $   210.41          $1,125.00
FYE 1997            $   178.80           $   253.13          $2,125.00
FYE 1998            $   168.78           $   256.45          $1,575.00
FYE 1999            $   201.90           $   205.16          $1,550.00

1) The price of our common stock was $0.25 on this date.

                                    DIVIDENDS

     We have not paid dividends on our common stock in the past. We currently anticipate that we will retain all of our earnings for development of our business, and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future cash dividends, if any, on our common stock will be at the discretion of the Board of Directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, loan covenants and such other factors as the Board of Directors may deem relevant. Payment of dividends is subject to satisfaction of covenants contained in our loan agreement with FINOVA and Citizens Bank of Massachusetts.


                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the fiscal years ended 1997 through 1999 is derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data for the fiscal years ended 1995 and 1996 are derived from audited financial statements. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations".


                                                                     Years Ended December 31,

                                                                                              Pro Forma                   Pro Forma

                                      1995            1996        1997           1998          1998(1)         1999         1999(2)
                                   ----------     -----------   ----------    ----------     ----------     -----------   ----------
Statement of Operations Data:

Revenues......................     $    2,733     $    3,782   $   10,814     $   20,203     $   17,146     $   22,689   $   18,969
Operating (loss)..............     $     (389)    $     (591)  $   (2,662)    $   (3,406)    $   (2,130)    $   (2,931)  $   (2,592)
Net (loss) available to
  common stockholders.........     $     (947)    $   (1,718)  $   (4,938)    $   (6,798)    $   (3,904)    $   (4,047)  $   (4,631)
Net loss per share............     $     (.26)    $     (.47)  $    (1.16)    $    (1.06)    $     (.61)    $     (.59)  $     (.66)
Shares used in computing net
  loss per share..............      3,665,642      3,669,343    4,266,151      6,394,048      6,429,048      6,897,200    6,980,533


(1) The pro forma data for the year ended December 31, 1998, gives effect to all acquisitions made during fiscal year 1998 and the sale of our owned subscriber accounts as if they had occurred January 1, 1998.
(2) The pro forma data for the year ended December 31, 1999, gives effect to the sale of our owned subscriber accounts as if it had occurred on January 1, 1999.


                                                                Years Ended December 31,

                                         1995            1996             1997             1998             1999
                                    --------------- ---------------- ---------------- ---------------- ---------------
Balance Sheet Data:

Cash and cash equivalents.....            $    54          $   632          $ 5,522         $ 1,481         $   631
Working capital (deficit).....            $(2,699)         $(4,518)         $ 1,625         $(4,450)        $(3,849)
Total assets..................            $ 6,030          $16,533          $36,009         $47,526         $33,341


Total debt....................             $ 6,862          $12,790          $22,919          $35,981         $14,287
Total stockholders' equity
  (deficit)...................             $(2,043)         $ 1,269          $ 7,231          $ 3,869         $14,166



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Our revenues are derived from recurring payments for monitoring services provided to subscribers and alarm dealers pursuant to agreements. Monitoring contracts have initial terms typically ranging from one to five years usually with provisions for automatic renewal for periods of one year. Monitoring contracts entered into with alarm dealers generally permit cancellation with notice of 30-60 days before the end of the original or any renewal term.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of operations data:


                                                                  Years Ending December 31,

                                                             (In thousands, except per share data)

                                                               1997         1998          1999
                                                           ------------- ------------ -------------

Net Revenue                                                   $10,814       $20,203      $22,689

Operating Unit Expense                                          7,018        12,610       14,900
                                                            ---------     ---------    ---------
Operating Unit Margin                                           3,796         7,593        7,789

Operating Expenses:

          Amortization & depreciation                           3,704         6,288        5,714

          General & administrative                              1,595         2,488        2,546

          Selling, marketing & business development               297         1,614        2,460

          Deferred compensation expense                           862           609         --
                                                            ---------     ---------    ---------
Loss From Operations                                           (2,662)       (3,406)      (2,931)

Gain On Sale Of Owned Subscriber Accounts                        --            --          1,899

Interest Expense                                               (1,863)       (2,870)      (2,565)
                                                            ---------     ---------    ---------
Net Loss                                                       (4,525)       (6,276)      (3,597)

Dividends Accrued On Preferred Stock                              413           522          450
                                                            ---------     ---------    ---------
Net Loss To Common Stockholders                               $(4,938)      $(6,798)     $(4,047)

Net Loss Per Share                                             $(1.16)       $(1.06)       $(.59)

Total Weighted Average Number Of Common Shares
  Outstanding                                               4,266,151     6,394,048    6,897,200

     The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:


                                                               Years Ending December 31,

                                                        1997              1998             1999
                                                     ------------------------------------------

Net Revenue                                             100%              100%              100%

Operating Unit Expense                                   65%               63%               66%

Operating Unit Margin                                    35%               37%               34%

Operating Expenses:

     Amortization & depreciation                         34%               31%               25%
     General & administrative                            14%               12%               11%
     Selling, marketing & business development            3%                8%               11%
     Deferred compensation expense                        8%                3%               --

Loss From Operations                                    (24%)             (17%)             (13%)

Gain On Sale Of Owned Subscriber Accounts                --                --                 8%

Interest Expense                                        (17%)             (14%)             (11%)

Net Loss                                                (41%)             (31%)             (16%)



1999 COMPARED TO 1998

     REVENUE. Revenue for fiscal 1999 increased by $2,485,282, or 12.3%, to $22,689,132 from $20,203,850 for fiscal 1998. The change in revenue is attributable to an increase in revenue in our central station operations of $5,707,149 and a decrease in revenue from our owned account portfolio of $3,221,867. The increase in revenue related to central station operations is due to acquisitions completed during 1998 and 1999, from revenue related to the monitoring of the accounts sold to SAFE and from an increase of approximately 33,000 monitored accounts in our existing central stations. The increase in revenue consists of the following approximate amounts: acquisitions, $4,423,150; monitoring of our previously owned accounts, $477,000; monitored accounts added to our existing central stations, $807,000. The decrease in revenue related to our owned account portfolio is attributable to the sale of the owned accounts on June 30, 1999.

     OPERATING UNIT EXPENSE AND MARGIN. Operating Unit Expense includes all costs directly attributable to each operating unit rendering monitoring services. During 1998 and until June 30, 1999, these expenses also include the customer service function related to our owned account portfolio. These expenses increased from $12,610,489 in 1998 to $14,899,687 in 1999 or 18.2%. Expenses
related to the central station operation increased from $10,291,901 in 1998 to $13,952,037 in 1999 or 35.6%. This increase is primarily attributable to acquisitions of central stations in 1998 and 1999 and additional personnel devoted to quality assurance and training. The margin attributable to the central station operations decreased from 29.8% in 1998 to 29.4% in 1999. Expenses related to our owned account portfolio decreased from $3,723,986 in 1998 to $1,746,967 in 1999 due to the sale of our owned account portfolio on June 30,1999. The margin attributable to our owned account portfolio was 46.4% in 1998 and 53.2% in 1999. The increase is due to the greater number of owned accounts in 1999, which allowed us to increase efficiency. Intercompany revenue and costs decreased from $1,405,398 in 1998 to $799,318 in 1999 due to the sale of our owned accounts on June 30, 1999.

     OPERATING EXPENSES. Amortization and depreciation decreased by $574,599, or 9.1%, from $6,288,489 to $5,713,890. The change in amortization and depreciation is due to a decrease in amortization related to our owned account portfolio of $1,972,988 offset by an increase in the amortization of goodwill of $1,398,389. The decrease is related to the sale of the owned accounts, the increase is related to central station acquisitions in 1998 and 1999.

     General and administrative expenses increased by $58,877 or 2.4% from $2,488,058 to $2,546,935 due to central station acquisitions.

     Selling, marketing and business development expenses increased by $845,838 or 52.4% from $1,614,007 to $2,459,845. We decentralized our sales efforts in 1999 to better serve our customers. We added six salespeople to cover our regional sales areas. We also increased our marketing initiatives to focus on growth in existing central stations. Included in these expenses are $255,282 of non-cash expense related to our stock based dealer incentive plan. Dealer incentive expenses increased by $184,880 in 1999.

     Our deferred compensation plan was terminated in 1999. As a result, there is no expense to record. Deferred compensation expense in 1998 was $609,103

     GAIN ON SALE OF OWNED SUBSCRIBER ACCOUNTS. As a result of the sale of our owned account portfolio to SAFE, which occurred on June 30, 1999, we recorded a gain of $1,899,155. The gain reflects the total cash proceeds of $22,800,000 less the net book value of the account portfolio and the net book value of goodwill related to acquisitions made in connection with the owned accounts. Additionally, the note payable to SAFE of $1,800,000 and accrued expenses related to the attrition guarantee, account reprogramming and severance expenses of $3,097,278 were charged against the gain on the sale. Included in the $3,097,278 are additional accruals of approximately $750,000 which were recorded in the fourth quarter based on our projected obligations under the attrition guarantee and additional expenses we expect to incur to reprogram a portion of the accounts sold to phone lines owned by SAFE.

     INTEREST EXPENSE. Interest expense decreased by $305,028 or 10.6% from $2,869,593 in 1998 to $2,564,565 in 1999. Total debt decreased from $35,980,500 at the end of 1998 to $14,287,812 at the end of 1999. The decrease in debt was attributable to a payment of $20,000,000 made to FINOVA on June 30, 1999 and the exchange of $10,000,000 of subordinated debt, plus accrued interest, for Series A Convertible Preferred Stock on September 30, 1999. The interest rate on the subordinated debt was 12%. The interest rate on the FINOVA debt decreased from 9.75% to 9.25% on September 30, 1999 and subsequently increased to 9.5% in November when the prime rate was raised.

BUSINESS SEGMENT OPERATING RESULTS.

     The following is a discussion of our industry segment operating results. We define operating earnings as income or loss before interest and income taxes. We do not allocate corporate general and administrative or corporate payroll expenses to our operating segments.

     CENTRAL STATION OPERATIONS. Operating income from our central station segment decreased from $1,684,500 to $1,063,340 or a decrease of 36.9%. Revenue related to this segment increased from $14,667,212 to $19,768,281 or an increase of 34.8%. The decrease in operating income was caused by an increase in sales and marketing expenses of $851,125 related to the decentralization of our sales force, new marketing initiatives including an increase in non-cash expenses related to our stock based dealer incentive plan of $184,880. Amortization and depreciation increased by $1,334,935 or 66.9% related to acquisitions. Cash flow, defined as operating income plus depreciation and amortization and stock based dealer incentive expense, related to central station operations increased from $3,680,818 to $4,649,875 or 26.3%

     OWNED SUBSCRIBER ACCOUNTS. Operating loss related to our owned subscriber accounts segment decreased from ($1,074,121) to ($338,779) or a decrease of 68.5%. Revenue decreased from $6,942,036 to $3,720,169 or 46.4%. Cash flow, defined as operating income plus depreciation and amortization, decreased from $3,218,050 to $1,980,404 or 38.5%. The changes in the results from this segment are primarily related to the sale of the owned accounts on June 30, 1999.

     CORPORATE EXPENSES. Corporate expenses decreased from $4,016,675 to $3,655,786 or 9.0%. The decrease is due primarily to the elimination of $609,103 of deferred compensation expense offset by an increase in depreciation expense and non-salary related general and administrative expense associated with the overall growth of the business in 1999.

1998 COMPARED TO 1997

     REVENUE. Revenues for fiscal 1998 increased by $9,389,763, or 86.8%, to $20,203,850 from $10,814,087 for fiscal 1997. The increase in revenues is primarily related to acquisitions completed at the end of 1997 which resulted in a full year's revenue generated in 1998 as opposed to a partial year in 1997, and to acquisitions completed during 1998. The increase in revenues related to Telecommunications Associates Group, Inc. ("TAG") was approximately $3,878,000. The acquisition of TAG was completed on November 24, 1997. The increase in revenues related to the acquisition of Texas Security Central, Inc. ("TSC") and Alarm Central Monitoring, Inc. ("ACM") was approximately $2,237,000. The acquisitions of TSC and ACM were completed in June and October 1998, respectively. The acquisitions of the monitoring business of Fire Protection Services Corporation d/b/a Mountain Alarm (acquired in May, 1998), the assets of World Security Services Corp. (acquired in October, 1998) and Reliance Protection Services, Ltd. (acquired in July, 1998) increased revenue by approximately $1,040,000. The balance of the increase in revenue between the years 1998 and 1997, of approximately $1,902,000, is the result of a net increase in the number of subscriber accounts owned during the year and internally generated revenue growth related to the central stations.

     OPERATING UNIT EXPENSE AND MARGIN. Operating Unit Expense includes all costs directly attributable to each operating unit rendering monitoring services. In 1998 and 1997 these expenses include direct expenses related to the central station operations and the customer service function related to the owned account portfolio. These expenses increased from $7,018,392 in 1997 to $12,610,489 in 1998 or 79.7%. Expenses related to the central station operation increased from $5,102,119 in 1997 to $10,291,901 in 1998 or 101.72%. This
increase is primarily attributable to acquisitions of central stations in 1997 and 1998. The margin attributable to the central station operations increased from 23.6% in 1997 to 29.8% in 1998. The increase in margin is related to an increase in the number of accounts monitored and the consolidation of the Michigan central station to Ohio. Expenses related to the owned account portfolio increased from $2,801,302 in 1997 to $3,723,986 in 1998. The margin attributable to the owned account portfolio was 44.2% in 1997 and 46.4% in 1998. The increase is due to the larger number of accounts owned in 1998. Intercompany revenue and costs increased from $885,029 in 1997 to $1,405,398 in 1998 due an increase in the number owned accounts monitored in 1998.

     OPERATING EXPENSES. Amortization and depreciation increased by $2,584,946, or 69.8%, from $3,703,543 to $6,288,489 due to an increase in the amortization of goodwill related to acquisitions and an increase in amortization of contract rights of $1,326,000.

     General and administrative expenses increased from $1,595,181 in 1997 to $2,488,058 in 1998 or 56.0% due to increased payroll costs related to hiring four additional management personnel in the fourth quarter of 1997 and an increase in support staff to manage the growth in the business. Non payroll expenses including state franchise taxes and professional fees also increased significantly in 1998.

     Selling, marketing and business development expenses increased from $296,977 in 1997 to $1,614,007 or 443.48% in 1998. The increase in these expenses is related to the addition of two employees devoted to marketing initiatives, three employees devoted to a national sales effort and two employees devoted to business development efforts primarily related to central station acquisitions. The total increase in payroll and related costs is approximately $525,000. Approximately $575,000 in additional costs related to marketing the dealer incentive program and overall advertising and marketing efforts, including $70,400 of expense related to the stock based dealer incentive program were incurred in 1998. There was also an increase in travel expenses and professional fees related to acquisitions and sales efforts of approximately $200,000.

     Deferred compensation expense decreased from $862,034 in 1997 to $609,130 in 1998. The decrease is related primarily to the decrease in the common stock value from $5.00 per share at the end of 1997 to $3.93 at the end of 1998, as this plan is a variably priced plan. Awards under this plan are approved annually by the Board of Directors. No future awards will be made under this plan for any period after December 31, 1998.

     INTEREST EXPENSE. Interest expense increased $1,006,987 from $1,862,606 in 1997 to $2,869,593 in 1998, an increase of 54.1%. This increase was caused primarily by an increase in borrowings under our credit facility with FINOVA Capital Corporation from $16,521,813 at the end of 1997 to $26,609,730 at the end of 1998. In addition, we incurred interest expense of $733,055 in 1998 compared to $585,000 in 1997 related to outstanding debt on subordinated borrowings from our principal stockholder. We had $8,500,000 of debt outstanding under those subordinated notes at the end of 1998, compared to $5,500,000 outstanding at the end of 1997.

BUSINESS SEGMENT OPERATING RESULTS.

     The following is a discussion of our industry segment operating results. We define operating earnings as income or loss before interest and income taxes. We do not allocate corporate general and administrative or corporate payroll expenses to our operating segments.

     CENTRAL STATION OPERATIONS. Operating income from our central station segment increased from $816,678 to $1,684,500 or an increase of 106.2%. Revenue related to this segment increased from $6,680,882 to $14,667,212 or an increase of 119.5%. The increase in both operating income and revenue are the result of acquiring seven central station operations in 1998 and internal revenue growth from various programs of approximately 10%.

     OWNED SUBSCRIBER ACCOUNTS. Operating loss related to the owned subscriber accounts segment increased from ($724,526) to ($1,074,121) or an increase of 48.3%. Revenue increased from $5,018,234 to $6,942,036 or 38.3%. Cash flow, defined as operating income plus depreciation and amortization, increased from $2,216,932 to $3,218,050 or 45.2%. The increase in the operating loss in this segment was caused by an increase in amortization and depreciation. The increase in revenue and cash flow is directly related to accounts acquired during the year.

     CORPORATE EXPENSES. Corporate expenses increased from $2,754,192 to $4,016,675 or 145.8%. The increase is due primarily to increased payroll costs related to additional executive and supervisory level personnel added in 1998. The addition of these people was required to enable us to effectively manage the growth that occurred during 1998 and that is anticipated in the future.


CAPITAL EXPENDITURES

     We made capital expenditures during 1999 and 1998 totaling $1,629,484 and $1,752,860, respectively. Of these capital expenditures in 1999 and 1998, approximately $1,000,000 and $1,130,000, respectively relates to the installation of new financial and operating systems. The remaining expenditures in both years relate primarily to new phone systems in the central stations and the purchase of computer equipment.

LIQUIDITY AND CAPITAL RESOURCES

     GENERAL. Since January 1994, we have financed our operations and growth from a combination of internally generated cash flow, borrowings under our credit facilities and sales of equity securities. Our principal uses of cash are for capital expenditures to support internal growth, the acquisition of central monitoring station businesses and operating expenses. We intend to continue to pursue growth through the acquisition of additional central monitoring station businesses.

     We are continuing to implement our strategy to attract new dealers to our wholesale central station monitoring facilities. We intend to continue issuing shares of common stock throughout the remainder of the year under our Dealer Partner and ValueBuilder programs. The number of shares of common stock to be issued can not be estimated at this time, but may not exceed 2,000,000 shares, including those that may be issued upon exercise of warrants previously issued to alarm dealers under these programs.

     1999 COMPARED TO 1998

     During the year ended December 31, 1999, contract rights to monitor security systems were purchased for $1,517,537 in cash. During the same period goodwill, net of accumulated amortization, increased from $23,123,820 to $25,911,332 due to the acquisition of central stations during the year. Cash expenditures for acquisitions were $5,232,197 in 1999.

     Our owned account portfolio was sold to SAFE on June 30, 1999 for $22,800,000 in cash. We signed a note for $1,800,000, which was part of the $22,800,000 purchase price, payable within a year from the sale. This note is extinguished if SAFE purchases contracts from alarm dealers referred by SAI with total recurring monthly revenue of $230,000 during the term of the loan. Management cannot predict whether we will be able to meet this requirement. As of December 31, 1999, SAFE has purchased contracts with $34,263 of recurring monthly revenue. Additionally, as of December 31, 1999, dealers we have referred have signed letters of intent with SAFE for the sale of contracts with $53,024 of recurring monthly revenue and there are dealers with contracts with recurring monthly revenue totaling over $71,858 that have not yet responded to the letters of intent sent to them. There can be no assurance that the SAFE will purchase all or any of the contracts referred even if letters of intent are signed.

     Of the proceeds from the sale of our owned account portfolio, $20 million was used to pay down debt on our previous line of credit with FINOVA Capital Corporation which left a principal balance outstanding of approximately $6,600,000. The remaining cash from the sale was used for the completion of capital projects, payment of holdback notes and to pay for transition obligations related to the sale of the owned account portfolio.

     On September 30, 1999, we refinanced our previous $30 million line of credit with FINOVA Capital Corporation. The refinancing with FINOVA and Citizens Bank of Massachusetts, a wholly owned subsidiary of the Royal Bank of Scotland, consists of a term loan and an acquisition line of credit. The term loan was in the principal amount of $7 million, which covered our existing indebtedness to FINOVA and working capital. The acquisition line of credit of up to $38,000,000 is solely for acquisitions of central monitoring station businesses. We may draw on this line of credit through March 31, 2001. On March 10, 2000, we entered into a second amendment to loan instruments which created a $1 million capital expenditure line and a line of credit up to $2 million to cover contingent obligations related to the SAFE attrition guarantee and referral obligation. This combined $3 million was taken out of, and thereby reduced, the acquisition portion of the $45 million facility discussed above. Both the term loan and the acquisition line of credit bear initial interest at a variable rate of prime plus 0.75%. The interest rate is, however subject to an upward adjustment depending on the loan to recurring monthly revenue ratio. These obligations mature in five years.

     As of December 31, 1999, we had approximately $32,686,000 available for acquisitions on our existing line of credit with FINOVA Capital Corporation and Citizens National Bank of Massachusetts.

     On September 30, 1999, we entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., our principal stockholder. Pursuant to this agreement:
(i) $10,000,000 of subordinated debt and accrued interest we owed to TJS Partners, L.P.; (ii) 66,910 shares of Convertible Preferred Stock; and, (iii) 500,000 shares of 12% Redeemable Preferred Stock, together with all accrued dividends were exchanged for 135,709 shares of newly designated Series A Convertible Preferred Stock.

     The Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and each share is convertible into 100 shares of our common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

     In November 1999, we purchased central stations in Seattle, Washington and Chino, California. The total purchase price for these acquisitions was approximately $4,300,000 in cash, 100,000 shares of our common stock and certain assumed liabilities. We also purchased an additional central station in Metairie, Louisiana and a central station monitoring business in Idaho in December 1999. The total purchase for these two acquisitions approximated $1,000,000 plus the assumption of liabilities.

     Current liabilities decreased during the year ended December 31, 1999 compared to 1998 from $9,850,442 to $6,859,791. Unearned revenue decreased by $3,209,921 due to the sale of our owned account portfolio and a concerted effort to convert our customers from quarterly, semi-annual and annual billing cycles to monthly. This was done to smooth cash flow and expedite the collection of receivables. Accrued expenses increased by $471,523 due to the exchange of $3,576,166 of accrued interest and dividends by TJS Partners for Series A Convertible Preferred Stock, offset by additional accruals related to the sale of the owned accounts of $3,097,278. Additional increases in accruals in 1999 are approximately $950,000. Accruals of approximately $460,000 are related to acquisitions in the fourth quarter of 1999 including an accrual of $250,000 for expenses related to moving the Metairie, Louisiana facility. Additionally, accrued payroll increased approximately $400,000 in 1999 and an accrual of $90,000 related to the Employee Stock Purchase Plan is recorded in 1999. Current maturities decreased by $200,956 during the year. In 1998, current maturities were comprised of the short-term portion of the FINOVA debt ($1,330,000) and other short-term debt of $844,038. In 1999, current maturities are comprised of a short-term note of $1,800,000 due to SAFE and other short-term debt of $173,352. Senior debt borrowings decreased by approximately $14,322,002 and subordinated borrowing decreased by $8,500,000. Net capital of $192,500 was raised during the year through warrant and option exercises for the purchase of common and preferred stock. These proceeds were used to fund central station acquisitions, the purchase of fixed assets and for general corporate purposes.

     1998 COMPARED TO 1997

     During the year ended December 31, 1998, contract rights to monitor security systems, net of accumulated amortization, increased $1,344,336 to $15,252,814 due to a net increase of 3,883 subscriber accounts. During the same period goodwill, net of accumulated amortization, increased from $11,933,074 to $23,123,820 due to the acquisition of seven central stations during the year. Cash expenditures for acquisitions were $12,431,112 in 1998. Cash paid for 7,032 subscriber accounts purchased was $3,897,659 in 1998.

     Current liabilities increased during the year ended December 31, 1998 compared to 1997 from $6,756,199 to $9,850,442. Unearned revenue increased by $662,402 due to acquisitions and our overall growth. Accrued liabilities increased by $1,316,541 primarily due to an increase in accrued interest and dividends due to TJS Partners, L.P. and our overall growth. Current maturities increased by $1,276,585 during the year. Senior debt borrowings increased by approximately $10,088,000 and subordinated borrowing increased by $3,000,000. Net capital of $2,048,351 was raised during the year through warrant and option exercises for the purchase of common and preferred stock. These proceeds were used to fund central station acquisitions and the acquisition of subscriber accounts from alarm dealers, the purchase of fixed assets and for general corporate purposes.

     TJS PARTNERS L.P.'S INVESTMENT.

     During the first three quarters of 1999, TJS exercised options to purchase 250 shares of Convertible Preferred Stock for an aggregate purchase price of $25,000. On September 30, 1999 TJS exchanged its subordinated debt, Convertible Preferred Stock and Redeemable Preferred Stock for Series A Convertible Preferred Stock on the terms discussed above. Subsequently, TJS purchased 650 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $71,250. On February 9, 2000 and February 25, 2000, TJS advanced to us $125,000 in anticipation of the exercise of standby options to purchase 500 shares of Series A Convertible Preferred Stock and $79,093 in anticipation of the exercise of standby options to purchase 827 shares of Series A Convertible Preferred Stock, respectively.

     LOAN AGREEMENT WITH FINOVA CAPITAL CORPORATION.

     On December 31, 1996, we entered into a loan agreement with FINOVA. The maximum amount available under the FINOVA loan agreement was originally $15 million. On December 2, 1997, our loan agreement with FINOVA was amended. Under the amended loan agreement, our credit facility was increased to $30 million. On September 30, 1999, the loan agreement was renegotiated to increase the facility to $45 million. Certain financial covenants were changed and Citizens Bank now participates in the facility with FINOVA. Our new loan agreement allows us to draw on the acquisition portion through March 31, 2001 and matures on December 31, 2004, subject to earlier termination. On March 10, 2000, we entered into a second amendment to loan instruments which created a $1 million capital expenditure line and a line of credit up to $2 million to cover contingent obligations related to the SAFE attrition guarantee and referral obligation. This combined $3 million was taken out of, and thereby reduced, the acquisition portion of the $45 million facility discussed above.

     The interest rate on borrowings under the new loan agreement is the base rate in effect from time to time plus the applicable margin. At December 31, 1999, the applicable margin was .75% and the interest rate was 9.50%. We paid a loan fee of $262,500 on the original closing in December 1996, and an additional $222,000 on the effective date of the increase in December 1997. We paid a loan fee of $337,500 on the new loan agreement on September 30, 1999. We are obligated to pay a commitment fee of .5% on the unused portion of the facility during the period we are able to draw on the facility.

     The loan agreement with FINOVA and Citizens Bank of Massachusetts contains customary covenants. The most important covenants can be summarized as follows: until all obligations under the FINOVA loan agreement are paid or performed in full, neither we nor our covered subsidiaries may, except as specifically permitted: (i) incur indebtedness; (ii) encumber our properties; (iii) merge with or acquire other companies; (iv) incur contingent liabilities; (v) make distributions on or redeem equity securities; (vi) prepay debt; (vii) enter into operating leases (in excess of scheduled amounts); (viii) make investments in or loans to other companies; (ix) make fundamental changes in our businesses; (x) change the locations of our facilities; (xi) dispose of assets; (xii) amend our organizational documents; (xiii) issue additional membership interests in certain subsidiaries; (xiv) enter into contracts with members; (xv) permit the occurrence of any violations of ERISA; or (xvi) pay management compensation in excess of permitted amounts; (xvii) the ratio of total debt to operating cash flow (as defined) may not exceed 3.50; (xviii) the total debt may not exceed 15 times RMR for subscriber accounts we monitor for alarm dealers; (xix) the ratio of operating cash flow (as defined) to interest expense must be at least 1 to 1;
(xx) the fixed charge coverage ratio (as defined) must be at least 1.05 to 1; and (xxi) mandatory prepayments from excess cash flow as defined in the loan agreement. We are in compliance with the covenants stated above.


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We currently do not invest excess funds in derivative financial instruments or other market rate sensitive instruments for the purpose of managing interest rate risk or for any other purpose.

     We incur debt from three sources: dealers from whom we acquire subscriber accounts, senior debt from FINOVA and a note payable to SAFE related to the sale of our owned account portfolio. Debt owed to dealers is in the form of a "holdback note" which guarantees the aggregate revenue produced by subscriber accounts purchased from the dealer for a period of time. These notes are non-interest bearing and comprise less than 1.5% of our total debt. As of March 22, 2000 we had approximately $12.8 million in senior debt due to FINOVA and Citizens Bank Of Massachusetts at an interest rate of prime plus .75% and a note due June 30, 2000 at an 8% annual rate related to the owned account portfolio. The prime rate applicable to this debt was 8.50% at December 31, 1999. We do not have exposure to foreign currency fluctuations and do not use derivatives for trading purposes.

     Interest Rate Risk - The table below provides information about our debt obligations that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates.


--------------------------------------------------------------------------------
(dollars in millions)         Maturity  Date
--------------------------------------------------------------------------------
                        2000   2001     2002   2003   2004   Total   Fair Value
--------------------------------------------------------------------------------
Fixed Rate Debt        $1.800                                $1.800    $1.800
--------------------------------------------------------------------------------
Average Interest Rate   8.0%                                   8.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Variable Rate Debt             $.677   $1.447  1.939  8.251  $12.314   $12.314
--------------------------------------------------------------------------------
Average Interest Rate          9.50%    9.50%  9.50%  9.50%   9.50%
--------------------------------------------------------------------------------


                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     NAME                           AGE   POSITION
     Ronald I. Davis                61    Chairman of the Board and Director
     James S. Brannen               61    President, Chief Executive Officer and Director
     Thomas J. Salvatore            32    Director
     Michael B. Jones               48    Director
     Douglas Oberlander             50    Director
     Ronald J. Carr                 48    Senior Vice President
     Stephen Rubin                  53    Senior Vice President
     Howard Schickler               52    General Counsel, Senior Vice President, Secretary
     Daniel S. Zittnan              45    Senior Vice President, Treasurer, Chief Financial
                                          Officer
     Karen Daniels                  44    Vice President
     James N. Jennings              32    Vice President, Corporate Counsel and Assistant
                                          Secretary
     Glenn D. Seaburg               40    Vice President

     RONALD I. DAVIS is one of our founders and has been our Chairman of the Board since October 1990. Prior to our incorporation, he had many years of experience in the security alarm industry. He was the founder, and from 1987 to 1990, the chairman and principal stockholder of SAI Partners, Inc., an alarm dealer buying group. SAI Partners, Inc. also provided alarm dealers with other support services such as training and educational programs, consulting, group insurance programs and certain proprietary alarm products manufactured by others. From 1982 to 1987, Mr. Davis was president of Security Alliance Corporation, a franchise company in the alarm industry and a joint venture with Pittway Corporation. Prior to 1982, Mr. Davis was a full time consultant to many of the alarm companies that now make up our dealer network. Mr. Davis earned a B.A. from Roosevelt University.

     JAMES S. BRANNEN is one of our founders and has been a director and our President since October 1990, and our Chief Executive Officer since 1993. He was a self-employed consultant in the alarm industry from February 1988 to October 1990. From 1962 until 1987, Mr. Brannen was employed by the First National Bank of Chicago where he served as a senior vice president in the commercial banking department. In that capacity, he managed, among others, the commercial areas of the bank responsible for lending to the cable television and paging industries. In addition, he managed the secured lending activity and was responsible for organizing and managing the bank's first workout lending activity. Mr. Brannen earned a A.B. degree from Dartmouth College and a MBA degree from Northwestern University.

     THOMAS J. SALVATORE was elected as one of our directors in December 1996. Since 1991, Mr. Salvatore has been the Managing General Partner of TJS Management, L.P. which is the General Partner of TJS Partners, L.P. ("TJS"), our principal stockholder. TJS has a contractual right to designate two directors to our Board of Directors and Mr. Salvatore is one of the designees. The other director has not been designated as of the date of this prospectus. Mr. Salvatore earned a Bachelors Degree in Business Administration from Fordham University.

     MICHAEL B. JONES was elected as one of our directors in January 1998. He has been president of ProFinance Associates, Inc. since he co-founded it in 1985. ProFinance has been a Broker-Dealer firm since 1990. Mr. Jones was with Marine Midland Bank from 1977 until 1985. He was responsible for starting a communications/electronics lending group in 1991 and, in his last position as group executive, for leading that group. That group was one of the first institutional lenders to the alarm industry. Mr. Jones earned a Bachelors Degree in Liberal Arts from the University of Arizona and a Masters Degree in International Relations from the Johns Hopkins University School of Advanced International Studies.

     DOUGLAS OBERLANDER was elected as one of our directors in January 1994. Since 1989, Mr. Oberlander has been president of Lease I, Inc. a commercial lease and finance company. From 1965 to 1988, Mr. Oberlander was employed by Oberlander Security, a security alarm dealer. Since 1991, Mr. Oberlander has served as a director of Oberlander Alarms, a security alarm dealer.

     RONALD J. CARR has been one of our Vice Presidents since March 1997, and a Senior Vice President and Chief Operating Officer for the Central Station Division since August 12, 1998. Mr. Carr is also the President of Telecommunications Associates Group, Inc., Texas Security Central, Inc., Alarm Central Monitoring, Inc., Guardian Protection Services, Ltd., and AMJ Central Station Corporation, Inc., all wholly owned subsidiaries of Security Associates International, Inc., and he is a member of the board of directors of the Central Station Alarm Association. From March 1996 to March 1997, Mr. Carr was director of Telecommunications and Central Station Operations for Ameritech's SecurityLink subsidiary. From 1991 to 1996 he was director of Telecommunications for ADT, Inc. Mr. Carr earned a Bachelors Degree in Business Administration from Brookdale College.

     STEPHEN RUBIN is one of our founders, has been a Senior Vice President since October 1990. From 1987 to 1990, he was a senior vice president of SAI Partners, Inc. From 1978 to 1986, Mr. Rubin was an officer of Davis Marketing Group and Security Alliance Corporation. Mr. Rubin earned a B.S. degree from Northern Michigan University and MBA degree from Loyola University. Mr. Rubin has the principal responsibility for the design and implementation of our marketing program.

     HOWARD SCHICKLER has served as General Counsel of our company since January 3, 1997, was appointed Secretary on October 7, 1997, Vice President on April 13,
1998 and Senior Vice President on July 8, 1999. Before joining us, Mr. Schickler spent eight years with Sachnoff & Weaver, Ltd., a Chicago law firm. He became a member of that firm in 1994. Before embarking on his legal career, Mr. Schickler was employed in the investment field as an institutional fixed income sales representative for The First Boston Corporation, Morgan Stanley & Co., Blunt, Ellis and Loewi and E. F. Hutton & Co. and as a portfolio manager at MGIC Investment Corporation. Mr. Schickler earned a B.A. degree from Brooklyn College, M.A., M.B.A. degrees from The University of Wisconsin at Milwaukee and a J.D. degree from Northwestern University.

     DANIEL S. ZITTNAN was named our Senior Vice President for Finance on August 12, 1998, and has served as our Chief Financial Officer and Treasurer since October 7, 1997. Mr. Zittnan spent over thirteen years with Arthur Andersen LLP, most recently as a senior manager. Mr. Zittnan earned a BA in accounting from DePaul University and is a member of the AICPA and ICPA societies.

     KAREN B. DANIELS has served as a Vice President since October 7, 1997. Prior to becoming a Vice President, Ms. Daniels acted as a consultant for the Company starting in March 1997, and prior to that for Ameritech AIIS, since 1995. From March 1990 to June 1995, Ms. Daniels was vice president/controller for Editel-Chicago, a division of Unitel Video, Inc., a video post-production company. Ms. Daniels earned a Bachelor's Degree in Industrial Administration-Finance from Iowa State University. Ms. Daniels is also a Certified Public Accountant.

     JAMES N. JENNINGS has served as Corporate Counsel of our company since January 1998, was appointed Assistant Secretary in February 1998 and Vice President in February 2000. Prior to joining us, Mr. Jennings spent a combined three years with Shefsky & Froelich, Ltd. and McCarthy Duffy Neidhart & Snakard, both Chicago law firms. Prior to entering private practice, Mr. Jennings was an independent investment banker for three years. Mr. Jennings earned a Bachelors Degree from the University of Texas at Austin and a J.D. from California Western School of Law.

     GLENN D. SEABURG has served as Director of Information Technology since September of 1998 and was appointed Vice President in February 2000. Prior to joining us, Mr. Seaburg was the Director of I.S./Telecommunications for the Signature Security Group from October 1998 to October 1999. From November 1987 to September 1998, Mr. Seaburg was employed by SecurityLink by Ameritech as its Manager System Development Project Manager. Prior to Ameritech's purchase of SecurityLink, Mr. Seaburg was Director of Information Systems for SecurityLink for three years.

     Our executive officers are appointed annually by, and serve at the discretion of, the board of directors. Each executive officer is a full-time employee. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The board of directors currently consists of five members. Ronald I. Davis and Stephen Rubin are brothers-in-law. There are no other family relationships between any of our directors or executive officers.

DIRECTOR COMPENSATION

     All directors, other than Mr. Salvatore, are reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the board. On January 6, 1998, when he joined the board of directors, Mr. Jones was awarded options to purchase 10,000 shares of our common stock, at an exercise price of $6.00 per share, which expire on December 31, 2002.

On July 8, 1999, the board extended the expiration date of Mr. Jones' options to July 8, 2005. On March 10, 1999, directors Jones and Oberlander were awarded options to purchase 25,000 shares of common stock each under our Stock Option Plan. These options are exercisable for a period of six years. Half of these options are exercisable at $4.50 per share, and the other half at $6.00 per share. On January 11, 2000, directors Salvatore, Jones and Oberlander were awarded options to purchase 25,000 shares of common stock each under our Stock Option Plan, subject to stockholder approval. These options are exercisable for a period of six years at $2.75 per share.


EXECUTIVE COMPENSATION

General

     The following table is a summary of the compensation awarded or earned by our president and chief executive officer and the other most highly paid executive officers (the "Named Executive Officers") during the last three fiscal years:

                           Summary Compensation Table


                                        ANNUAL COMPENSATION                          LONG TERM COMPENSATION
                                                                                       AWARDS     PAYOUTS

                                                                                     SECURITIES
                                                                         RESTRICTED  UNDERLYING                  ALL OTHER
   NAME AND PRINCIPAL                                     OTHER ANNUAL     STOCK      OPTIONS/      LTIP          COMPENSA-
      POSITION            YEAR     SALARY      BONUS      COMPENSATION     AWARDS      SARS(#)    PAYOUTS(4)       TION(5)
James S. Brannen           1999     $175,000   $72,417                                 210,000       --           $3,433
   President and Chief     1998     $175,000   $55,000      $29,100(1)        --          --      $108,888        $2,019
   Executive Officer       1997     $125,000   $11,635                        --          --      $154,103        $  837
                                                            $32,215(1)
                                                            $23,835(1)

Ronald I. Davis            1999     $175,000   $78,500                                 210,000       --           $3,433
   Chairman of the         1998     $175,000   $55,000      $28,050(2)        --          --      $108,888        $  676
   Board(6)                1997     $125,858   $11,635      $31,889(2)        --          --      $154,103        $  843
                                                            $22,949(2)
Stephen Rubin              1999     $140,000   $43,156                                 210,000       --           $2,746
   Senior Vice President   1998     $127,400   $40,000      $15,350(3)        --          --      $ 67,568        $  697
                           1997     $104,999   $ 8,462      $16,456(3)        --          --      $ 95,625        $  694
                                                            $11,586(3)
Ronald J. Carr             1999     $140,000        --      $12,000(7)                 300,000       --           $1,703
   Senior Vice             1998     $126,538        --      $10,750(7)        --          --      $ 67,568        $  646
President(6)

Daniel S. Zittnan(8)       1999     $140,000        --      $12,000(9)                 300,000       --           $1,696
    Senior Vice President  1998     $139,615        --      $ 4,000(9)        --          --      $ 67,568          --

------------------------------
1) Includes $22,871, $24,965 and $24,000 for automobile allowances for 1997, 1998 and 1999, respectively.

2) Includes $22,319, $25,439 and $24,000 for automobile allowances for 1997, 1998 and 1999, respectively.

3) Includes $10,750, $11,856 and $12,000 for automobile allowances for 1997, 1998 and 1999, respectively.

4)   Earned awards under our Supplemental Employees' Retirement Plan.

5)   Amount is matching funds pursuant to our 401(k) Plan.

6)   Annual salary and bonus did not exceed $100,000 in 1997.

7) Includes $10,750 and $12,000 for automobile allowance in 1998 and 1999, respectively.

8)   Annual salary and bonus did not exceed $100,000 in 1997.

9) Includes $4,000 and $12,000 for automobile allowance in 1998 and 1999, respectively.

Option Grants Table

     The following table contains information concerning options granted to the Named Executive Officers in 1999.

Option Grants in Last Fiscal Year


                               INDIVIDUAL GRANTS                                     POTENTIAL REALIZABLE VALUE AT
                                                                                     ASSUMED ANNUAL RATES OF STOCK
                                                                                  PRICE APPRECIATION FOR OPTION TERM
NAME                     NUMBER OF     PERCENT OF   EXERCISE OR     EXPIRATION          5%             10%
                         SECURITIES      TOTAL       BASE PRICE        DATE
                         UNDERLYING     OPTIONS      ($/SH) (1)
                          OPTIONS      GRANTED TO
                          GRANTED      EMPLOYEES
                                       IN FISCAL
                                          YEAR
James S. Brannen        210,000       13%           50% @ $4.50     March 10, 2005   $0                 $85,542
                                                    50% @ $6.00
Ronald I. Davis         210,000       13%           50% @ $4.50     March 10, 2005   $0                 $85,542
                                                    50% @ $6.00
Stephen Rubin           210,000       13%           50% @ $4.50     March 10, 2005   $0                 $85,542
                                                    50% @ $6.00
Ronald J. Carr          300,000       19%           50% @ $4.50     March 10, 2005   $0                 $122,203
                                                    50% @ $6.00
Daniel S. Zittnan       300,000       19%           50% @ $4.50     March 10, 2005   $0                 $122,203
                                                    50% @ $6.00

1) The options become exercisable over a three-year period beginning March 10, 1999 (one third per year with the $4.50 options vesting first).

Fiscal Year-End Option Value Table

     The following table contains information concerning the value of stock options held by the Named Executive Officers at fiscal year-end 1999.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES


                                                      NUMBER OF SECURITIES UNDERLYING    VALUE OF UNEXERCISED IN-THE-
                                                      UNEXERCISED OPTIONS/SARS AT         MONEY OPTIONS/SARS AT FISCAL
                                                       FISCAL YEAR-END                    YEAR-END
                 SHARES ACQUIRED
     NAME          ON EXERCISE      VALUE REALIZED       EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
James S. Brannen           --                  --             0 / 210,000                      --/--
Ronald I. Davis           ---                  --             0 / 210,000                      --/--
Stephen Rubin              --                  --             0 / 210,000                      --/--
Ronald J. Carr             --                  --             0 / 300,000                      --/--
Daniel S. Zittnan          --                  --             0 / 300,000                      --/--

                                STOCK OPTION PLAN

EMPLOYMENT AGREEMENTS

     In August, 1996, we entered into three year employment agreements with James S. Brannen, Ronald I. Davis and Stephen Rubin to serve as our President and Chief Executive Officer, Chairman of the Board of Directors, and Senior Vice President, respectively. These employment agreements were amended in July 1999. Pursuant thereto, Mr. Brannen and Mr. Davis currently receive an annual salary of $175,000, and Mr. Rubin receives an annual salary of $145,000. These amounts may be increased following annual salary reviews. The employment agreements provide that these executives will be entitled to severance pay equal to 2.99 times their annual salary upon: (i) expiration of the term of the employment agreement (including any renewals) unless terminated for cause, as defined in the employment agreement; (ii) death or disability; or (iii) if they terminate their employment because of: (a) a diminution of responsibilities or authority or being assigned duties inconsistent with their current position; (b) a requirement that they serve from a location other than the greater Chicago metropolitan area; (c) breach of the employment agreement by SAI; or (d) a change of control of SAI. In addition, Messrs. Brannen, Davis and Rubin will participate in such other benefits as are offered to other executive employees of our company. These agreements automatically renew for successive one-year periods.

     We have entered into Confidentiality Agreements with all of our other executive officers. These agreements contain non-compete, non-solicitation, and confidentiality provisions, and also provide that in the event of termination of the executive officer as a result of a change of control, as defined in the Confidentiality Agreements, the executive officer will be paid a one-time cash payment equal to 2.99 times his or her salary, plus an additional payment to compensate the employee for any federal excise tax imposed as a result of this payment.

STOCK OPTION PLAN

     Under our Stock Option Plan, certain executive officers were granted options to purchase shares of our common stock. Under the terms of each executive officer's stock option agreement, which describes the terms of his or her options, half of the options are exercisable at $4.50 per share and half are exercisable at $6.00 per share. The options will expire in six (6) years and will vest over three (3) years. If our company undergoes certain change of control transactions, however, the options will vest immediately.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 30, 1999, we entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., our principal stockholder. Pursuant to this agreement:
(i) $10,000,000 of subordinated debt and accrued interest owed by us to TJS Partners, L.P.; (ii) 66,910 shares of Convertible Preferred Stock; and, (iii) 500,000 shares of 12% Redeemable Preferred Stock, together with all accrued dividends, which were held by TJS Partners, L.P., were exchanged for 135,709 shares of newly designated Series A Convertible Preferred Stock.

     The Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and is convertible into 13,570,900 shares of our common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

     The holder of Series A Convertible Preferred Stock is entitled to vote on all matters on which holders of our common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

     In connection with the Second Amendment, our By-laws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to greater than sixty (60) percent. This super-majority provision will be in effect for as long as TJS Partners, L.P. owns 30% of our common stock on an as-converted basis. Additionally, for so long as TJS Partners, L.P. owns at least fifteen percent (15%) of our common stock on an as-converted basis, our Board of Directors will consist of five Directors. TJS has the right to nominate two directors.

     During 1999, TJS exercised options to purchase 250 shares of Convertible Preferred Stock for an aggregate purchase price of $25,000.

     During 1999, TJS exercised options to purchase 650 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $71,250.

     On February 9, 2000, TJS advanced to us $125,000 in anticipation of the exercise of standby options to purchase 500 shares of Series A Convertible Preferred Stock.

     On February 25, 2000, TJS advanced to us $79,093 in anticipation of the exercise of standby options to purchase 827 shares of Series A Convertible Preferred Stock.

     On January 6, 1998, when he joined the Board of Directors, Mr. Jones was awarded options to purchase 10,000 shares of our common stock, at an exercise price of $6.00 per share. These options were to expire on December 31, 2002. On July 8, 1999, the Board extended the expiration date of Mr. Jones' options to July 8, 2005.

     On January 6, 1998, ProFinance Associates, Inc. was issued options to purchase 25,000 shares of common stock at a price of $6.00 per share. These options were to expire on December 31, 2002, and were issued in partial consideration of brokerage services rendered to us. Michael B. Jones, currently one of our directors, is a principal of ProFinance Associates, Inc. On July 8, 1999, the Board extended the expiration date of these options to July 8, 2005. These options were subsequently transferred into a family trust.

     On March 10, 1999, Directors Jones and Oberlander were awarded options to purchase 25,000 shares of commons stock each under our Stock Option Plan. These options are exercisable for a period of six years. Half of these options are exercisable at $4.50 per share, and the other half at $6.00 per share.

     On March 31, 1999, we issued 35,160 shares of common stock to a former employee as a distribution from our Supplemental Employees' Retirement Plan upon his termination as an employee. These shares were registered on Form S-8 on May 6, 1999.

     On May 24, 1999, we issued 23,440 shares of common stock to a former employee as a distribution from our Supplemental Employees' Retirement Plan upon his termination as an employee. These shares were registered on Form S-8 on May 6, 1999.

     On June 21, 1999, we issued the following shares of common stock to the following employees, as terminating distributions from our Supplemental Employees' Retirement Plan:

                     James S. Brannen                  56,662 shares
                     Ronald I. Davis                   56,662 shares
                     Stephen Rubin                     35,160 shares
                     Daniel S. Zittnan                 35,160 shares
                     Ronald J. Carr                    35,160 shares
                     Howard Schickler                  17,580 shares
                     Karen B. Daniels                  25,975 shares

These shares were registered on Form S-8 on May 6, 1999.

     On July 8, 1999, we issued stock options to the following individuals to purchase the following numbers of shares of common stock, as awards under our Stock Option Plan:

                                                    Options to Purchase
                                                 --------------------------
                     Michael B. Jones                     25,000 shares
                     Douglas J. Oberlander                25,000 shares
                     James S. Brannen                    210,000 shares
                     Ronald I. Davis                     210,000 shares
                     Stephen Rubin                       210,000 shares
                     Daniel S. Zittnan                   300,000 shares
                     Ronald J. Carr                      300,000 shares
                     Howard Schickler                    150,000 shares
                     Karen B. Daniels                    150,000 shares

     One-half of each of the foregoing persons' options are exercisable at $4.50 per share with the other one-half being exercisable at $6.00 per share. The options of the officers vest over three years and expire six years from the date of grant. The directors' options vest immediately and expire six years from the date of grant.

     On June 21, 1999, Beverly Davis, wife of Ronald I. Davis, exercised options to purchase 5,000 shares of common stock for an aggregate exercise price of $5,000.

     On January 11, 2000, the board of directors approved the issuance of stock options to the following individuals to purchase the following numbers of shares of common stock, as awards under our Stock Option Plan, subject to stockholder approval:

                                                      Options to Purchase
                                                   --------------------------
                        Thomas J. Salvatore                  25,000 shares
                        Michael B. Jones                     25,000 shares
                        Douglas J. Oberlander                25,000 shares
                        James S. Brannen                    105,000 shares
                        Ronald I. Davis                     105,000 shares
                        Stephen Rubin                       105,000 shares
                        Daniel S. Zittnan                   150,000 shares
                        Ronald J. Carr                      150,000 shares
                        Howard Schickler                     75,000 shares
                        Karen B. Daniels                     75,000 shares

     The options are exercisable at $2.75 per share. The options of the officers vest over two years (50% each year) and expire six years from the date of grant. The directors' options vest immediately and expire six years from the date of grant.

     On February 14, 2000, the Board of Directors approved the issuance of stock options to the following individuals to purchase the following numbers of shares of common stock, as awards under our Stock Option Plan, subject to stockholder approval:

                                                       Options to Purchase
                                                    --------------------------
                       James N. Jennings                   50,000 shares
                       Glenn D. Seaburg                    50,000 shares


     The options are exercisable at $2.875 per share. The options of these officers vest over three years (one third each year) and expire six years from the date of grant.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table lists certain information regarding the beneficial owners of our common stock as of March 23, 2000, which includes: (i) each person known to us to beneficially own more than five percent of the outstanding shares of our common stock; (ii) each of our company's directors; (iii) the Named Executive Officers; (iv) each selling stockholder; and (v) all of our company's directors and executive officers as a group. We believe that except as noted each person or entity named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by each holder, subject to community property laws where applicable. Some of the listed holders of common stock who hold their shares in street name may have already sold their shares as of the effective date of this prospectus.


                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering              Number           After Offering
                                        ------------------           of Shares          --------------
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
TJS Partners, L.P.(3)
115 East Putnam Avenue
Greenwich, CT 06830                  13,635,900         65.45%      3,768,600(4)   10,000,000       44.12%

Ronald I. Davis(5)
c/o Security Associates
International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005     1,014,695          4.85%              0       1,014,695        4.46%

James S. Brannen(6)
c/o Security Associates
International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005       643,278          3.08%              0         643,278        2.83%

Stephen Rubin(7)
c/o Security Associates
International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005       501,198          2.40%              0         501,198        2.20%

Daniel S. Zittnan(8)
c/o Security Associates
International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005       138,349              *              0         138,349            *

Ronald J. Carr(9)
c/o Security Associates
International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005       135,160              *              0         135,160            *


                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering              Number           After Offering
                                        ------------------           of Shares          --------------
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
Thomas J. Salvatore(10)
c/o TJS Partners, L.P.
155 E. Putnam Avenue
Greenwich, CT 06830                  13,660,900         65.49%      3,768,600(4)   10,025,000       44.18%

Douglas Oberlander(11)
10225 N. Knoxville Avenue
Peoria, Illinois 61615                  144,474              *              0         144,474            *

Michael B. Jones(12)
c/o ProFinance Associates, Inc.
6540 Lusk Boulevard, Suite C-240
San Diego, CA 92121                      91,000              *              0          91,000            *

Allen Investments II, LLC
711 Fifth Ave 9th FL
New York, New York 10019                 80,000              *         80,000               0            0

Alternative Strategies
880 Third Ave. 3rd FL
New York, New York 10022                 60,000              *         60,000               0            0

Ask Company
David Broser
1700 Broadway 14th FL
New York, New York 10000                 50,000              *         50,000               0            0

Douglas A. Brown
1 Dogwood Ln.
Tenafly, New Jersey 07670                 4,000              *          4,000               0            0

Robert Brown
IRA Account
3605 N. Robinwood Drive
Muncie, Indiana 47304                    25,000              *         25,000               0            0

Bohemond Corp.
Holding Capital
104 Crandon Blvd #419
Biscayne, Florida 33149                  25,000              *         25,000               0            0

Bohemond Corp.
Holding Capital
104 Crandon Blvd #419
Biscayne, Florida 33149                   4,000              *          4,000               0            0

Buttonwood Advisory Group, Inc.(13)
15705 Framingham Lane
Huntersville, NC 28078                   75,000              *         75,000               0            0






                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering             Number            After Offering
                                        ------------------           of Shares          --------------
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
John S. Coates
28638 11th Ave South
Federal Way, Washington 98003            52,000              *         52,000               0            0

William R. Colaianni
Holding Capital
685 Fifth Ave.
New York, New York 10019                  4,000              *          4,000               0            0

Bobbie Conrad
383 Adams Street
Glencoe, Illinois 60022                  20,000              *         20,000               0            0

Sidney Dechter
7406 Princeton Drive
Hanover Park, Illinois 60103             25,000              *         25,000               0            0

Anita M. Dalmar
2324 North East Regents Drive
Portland, Oregon 97212                   20,000              *         20,000               0            0

Karl D. Dillon
1325 Fifth Ave.
Seattle, Washington 98101                10,000              *         10,000               0            0

Robert H. Dilworth
Baker & McKenzie
815 Connecticut Avenue, N.W.
Washington, D.C. 20006-4078              50,000              *         50,000               0            0

Fred Figge
221 S. Blackstone
LaGrange, Illinois 60525                 98,500              *         98,500               0            0

Dianne G. Freeman
P.O. Box 143
Sand Lake, New York 12153                25,000              *         25,000               0            0

Gamelam Capital Fund
Hauptman
1661 Highway One
Fairfield, Iowa 52556                    10,000              *         10,000               0            0


GEM Management, Ltd.
P.O. Box 860
11 Bath Street
St. Helier Jersey, Channel Islands       10,000              *         10,000               0            0


                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering                               After Offering
                                        ------------------             Number           --------------
                                                                     of Shares
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
Phyllis Greinwald
14238 N. 2nd Street
Phoenix, Arizona 85023                   77,000              *         77,000               0            0

Cheryl L. Grolle
W 564 Pell Lake Drive
Genoa City, Wisconsin 53128                 250              *            250               0            0

Holding Capital Management, LLC
7 Ridgewood Drive
Bridgewater, CT 06752                   100,000              *        100,000               0            0

Raymond C. Hoven(14)
3251 Midlane Drivet
Wadsworth, Illinois 60083               225,539          1.08%         40,000         185,539            *

Infinity Partnership II
4075 N. Victoria Drive
Hoffman Estates, Illinois 60195          10,000              *         10,000               0            0

Inversiones Alanje, C.A.
c/o Carlos Delgado
Apartado Postal 1286
Caracas, Venezuela 1010-A                62,500              *         62,500               0           0

Inversiones Aparicio, C.A.
c/o Modesto Aparicio
Jet Cargo (M-571)
P.O. Box 020010
Miami, Florida 33102-0010               120,000              *        120,000               0           0

Inversiones Erlanger, C.A.
c/o Malcolm Caplan
M-287 Jet Cargo International
P.O. Box 020010
Miami, Florida 33102-0010               100,000              *        100,000               0            0

Irwin Jacobson(15)
1035 Carlyle Terrace
Highland Park, Illinois 60035           123,000             *          12,500         110,500            *

Jessand Corp Profit Sharing Plan
and Trust
7 Ridgewood Drive
Bridgewater, CT 06752                     5,000              *          5,000               0            0


                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering                               After Offering
                                        ------------------            Number            --------------
                                                                     of Shares
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
Lee Jones
c/o Support Services Group
63 Calle de Industrias
Suite 550
San Clemente, California 92672           22,088              *         22,088               0            0

Martin & Associates Management
Consultants, Inc.
8056 Steeplechase Dr
Palm Beach Gardens, Florida 33418         4,000              *          4,000               0            0

Metronet Protection Services(16)
67 East Madison Street, Suite 265
Chicago, IL 60603                        25,000              *         25,000               0            0

John M. McMahon
West Lake Road
Tuxedo Park, New York 10987              20,000              *         20,000               0            0

Peter T. Joeseph
Rosecliff, Inc.
712 Fifth Ave. 34th FL
New York, New York 10019                 80,000              *         80,000               0            0

Jack Schultz(17)
c/o Metronet Protection Services
67 East Madison Street, Suite 265
Chicago, IL 60603                        25,000              *         25,000               0            0

Kaplan Choate Special Situations
880 Third Ave. 3rd FL
New York, New York 10022                 40,000              *         40,000               0            0

Mark Scharmann(18)
1661 Lakeview Circle
Ogden, Utah 84403                       144,800              *         32,500         112,300            *

Bernard and Samuel Sered(19)
4023 Suffield Court
Skokie, Illinois 60076                   30,301              *         25,000           5,301            *

Lorraine R. Small
453 Raintree Drive
Glen Ellyn, Illinois 60137                  250              *            250               0            0

Star Security Systems, Inc.(20)
2324 S. Elmhurst Road
Mt. Prospect, IL 60005                   25,000              *         25,000               0            0

Jan Sussman
9 Sterling Ln.
Sands Point, New York 11050              30,000              *         30,000               0            0




                                       Beneficial Ownership                          Beneficial Ownership
                                        Prior to Offering                               After Offering
                                        ------------------            Number            --------------
                                                                     of Shares
                                       Number                          Being        Number
         Name                         of Shares      Percent(1)       Offered       of Shares   Percent(2)
         ----                         ---------      ----------       -------       ---------   ----------
                                                                                                  Number
Tall Oaks Group, LP
L. Hite
40 Beckman Terrace
Summit, New Jersey 07901                 20,000              *         20,000               0            0

Alfred Robert Taylor Tustee
387 Spring Cove Road
Waynesville, North Carolina 28786        10,000              *         10,000               0            0

TPR Investment Associates, Inc.
9 West 57th Street #3900
New York, New York 10019                 52,000             *          52,000               0            0

Brady E. Turner(21)
P.O. Box 840
Brunswick, Georgia 31521                 56,676              *        12,500           44,176            *

UMB Bank, NA
Evergreen National, LP
200 East Highway 32 Box 129
Lebanon, Missouri 65536                 300,000          1.44%        300,000               0            0

Harold Wit
Allen & Company
711 Fifth Ave 9th Fl
New York, New York 10019                 30,000             *          30,000               0            0

All Executive Officers and Directors
as a group (12 persons)(22)          16,474,344         79.07%       3,768,600     12,838,444        56.65%

(1) Applicable percentage of ownership as of March 23, 2000, is based upon 20,833,942 shares of common stock outstanding (including 13,635,900 shares issuable upon conversion of outstanding shares of convertible preferred stock). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Applicable percentages of ownership are based on 22,663,967 shares of common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned. Assumes all shares being registered for resale are sold.

(3) Consists of 136,359 shares of Series A Convertible Preferred Stock. Each share of Series A convertible preferred stock is convertible into and has the voting rights of 100 shares of common stock. TJS is the only holder of convertible preferred stock.

(4) Includes 132,700 shares of common stock which may be acquired upon the exercise of contingent options. These shares are not beneficially owned as the options are not currently exercisable within sixty days. However, the shares are included in this table because they are being registered for resale.

(5) Includes 944,695 shares owned by Mr. Davis and J, S & R Ltd., L.P. Also includes 70,000 shares that may be acquired within sixty days upon exercise of options. Excludes 5,337 shares owned by Beverly Davis, Mr. Davis' wife, 5,200 shares owned by Scott Davis, Mr. Davis' son, 5,000 shares owned by Deborah Davis, Scott's wife, 10,000 shares owned by Ethan Davis, Mr. Davis' grandson, 10,000 shares owned by Benjamin Davis, Mr. Davis' grandson, 2,500 shares owned by Emma Davis, Mr. Davis' granddaughter, and 16,801 shares owned by Ann Davis, Mr. Davis' sister, as to which Mr. Davis disclaims beneficial ownership.

(6) Includes 573,278 shares owned by Mr. Brannen and a family limited partnership, and 70,000 shares that may be acquired within sixty days upon exercise of options Excludes 7,580 shares owned by Martha A. Brannen, Mr. Brannen's wife, 10,000 shares owned by Craig Brannen, 10,000 shares owned by Sarah B. Ozee and 10,000 shares owned by Peter Brannen, Mr. Brannen's children, as to which Mr. Brannen disclaims beneficial ownership.

(7) Includes 431,198 shares owned by Mr. Rubin, and 70,000 shares that may be acquired within sixty days upon exercise of options. Excludes 5,600 shares owned by Jamie Rubin, Mr. Rubin's son, as to which Mr. Rubin disclaims beneficial ownership.

(8) Includes 38,349 shares owned by Mr. Zittnan, and 100,000 shares that may be acquired within sixty days upon exercise of options.

(9) Includes 35,160 shares owned by Mr. Carr, and 100,000 shares that may be acquired within sixty days upon exercise of options.

(10) Consists of 136,359 shares of convertible preferred stock owned by TJS. Mr. Salvatore controls voting and disposition of these shares as the Managing Partner of TJS. Also includes 25,000 shares that may be purchased personally by Mr. Salvatore within sixty days upon exercise of options. This option is subject to stockholder approval at our Annual Meeting.

(11) Includes 94,474 shares owned by Mr. Oberlander, and 50,000 shares that may be acquired within sixty days upon exercise of options. Of these options, options to purchase 25,000 shares are subject to stockholder approval at our Annual Meeting.

(12) Includes 6,000 shares owned by Mr. Jones; and 85,000 shares of common stock that may be acquired within sixty days upon exercise of options. Of these options, options to purchase 25,000 shares are held by a family trust and options to purchase 25,000 shares are subject to stockholder approval at our Annual Meeting.

(13) Includes 25,000 shares of common stock, and 50,000 shares that may be acquired within sixty days upon the exercise of options.

(14) Includes 225,539 shares owned by Mr. Hoven of which 40,000 shares are being registered for resale hereby.

(15) Includes 123,500 shares owned by pension plans controlled by Mr. Jacobson of which 12,500 shares are being registered for resale hereby.

(16) Includes 25,000 shares which may be acquired within sixty days upon the exercise of options.

(17) Includes 25,000 shares which may be acquired within sixty days upon the exercise of options.

(18) Includes 144,800 shares owned by Mr. Scharmann of which 32,500 are being registered for resale hereby.

(19) Includes 30,301 shares owned by Messrs. Sered of which 25,000 shares are being registered for resale hereby.

(20) Includes 25,000 shares which may be acquired within sixty days upon the exercise of options.

(21) Includes 56,676 shares owned by Mr. Turner of which 12,500 shares are being registered for resale hereby.

(22) Includes 670,000 shares which may be acquired within sixty days upon the exercise of options.



     The following table presents certain information regarding the beneficial ownership of Series A Convertible Preferred Stock as of March 23, 2000 by: (a) each person known by us to beneficially own more than five percent of the outstanding shares of Series A Convertible Preferred Stock; (b) each of our Directors; (c) each of the Named Executive Officers; and (d) all Directors and officers as a group. We believe that each person named below has sole voting and investment power with respect to all shares of Series A Convertible Preferred Stock shown as beneficially owned by them, subject to community property laws where applicable. TJS Partners, L.P. and Thomas J. Salvatore are the only beneficial owners of Series A Convertible Preferred Stock.



                                                  BENEFICIAL OWNERSHIP
                                         ------------------------------------

             NAME                        NUMBER OF SHARES      PERCENT(1)
             ----                        ----------------      ----------
TJS Partners, L.P.(2)
115 East Putnam Avenue
Greenwich, CT 06830                         136,359              100%

Thomas J. Salvatore(3)
c/o TJS Partners, L.P.
115 East Putnam Avenue
Greenwich, CT 06830                         136,359              100%

All Executive Officers and
  Directors as a group (10 persons)
                                            136,359              100%

1) Applicable percentage of ownership as of March 23, 2000 is based upon 136,359 shares of Series A Convertible Preferred Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

2) Consists of 136,359 shares of Series A Convertible Preferred Stock. Each share of convertible preferred stock is convertible into and has the voting rights of 100 shares of common stock. The total voting power of all securities owned by a holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders. TJS is the only holder of Series A Convertible Preferred Stock.

3) Consists of 136,359 shares of Series A Convertible Preferred Stock owned by TJS, Mr. Salvatore controls voting and disposition of these shares as the Managing General Partner of TJS.




                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our company is authorized to issue up to 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 24, 2000, there were 7,198,242 shares of common stock and 136,359 shares of convertible preferred stock actually issued and outstanding. As of March 24, 2000, there were approximately 237 holders of our common stock and one holder of record for the convertible preferred stock appearing on our stock ledger.

COMMON STOCK

     Each share of our common stock is entitled to one vote in elections for directors and all other matters submitted for stockholder vote. Our company does not have cumulative voting. Therefore, holders of shares representing a majority of the votes can elect all of the directors if they choose to do so. The holders of common stock are only entitled to dividends if our board of directors declares dividends. We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future. See "Dividend Policy." If our company were to be liquidated or dissolved, the holders of common stock would share any assets that remain after payments to creditors are made and after priority payments to the holders of our preferred stock have been made. The priority payments that would be to the holders of our preferred stock are described below.

         Our common stock is traded on the American Stock Exchange under the symbol "SAI."

PREFERRED STOCK

         Our Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without stockholder approval. The terms of any preferred stock, such as dividend rights, conversion prices, voting rights, redemption prices and terms can also be set by the board of directors. Because of the broad discretion that the board has, future issuances of preferred stock could have voting, dividend, liquidation and other rights superior to those of our common stock or other classes of preferred stock.

     Series A Convertible Preferred Stock

     The Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and each share is convertible into 100 shares of our common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

     The holder of Series A Convertible Preferred Stock is entitled to vote on all matters on which holders of our common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

     The convertible preferred stock is convertible into common stock at the option of the holder at any time. The shares automatically convert if SAI makes an initial public offering of its common stock.


WARRANTS

     Under this prospectus, we may issue warrants to purchase up to a maximum of 2,000,000 shares of common stock. Because we can only issue a total of 2,000,000 shares of common stock under this prospectus, including those that would be issued upon exercise of warrants, the total number of warrants we can actually issue will be reduced to the extent that we issue common stock under this prospectus. Each warrant entitles the holder to purchase shares of common stock by paying $6.00 per share. The right to exercise the warrants is subject to certain restrictions described elsewhere in this prospectus. See "Business - Dealer Partner Program."

     Under certain circumstance we have the right to redeem those warrants that are no longer subject to restrictions on exercise. Those warrants are redeemable at our option after no less than two years from the date they were originally issued at a redemption price of $.10 per share. This redemption may only take place if the market price of the common stock at that time equals or exceeds 150% of the exercise price for 15 out of 20 consecutive trading days ending within 30 days of the date on which the notice of redemption is given.

     The exercise price of the warrants will be adjusted in the event of share splits, share consolidations and certain rights offerings and share dividends involving common stock. Warrants not exercised within four years of their issuance will expire. The warrants do not give the holder any rights as a stockholder of our company.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

     Certificate of Incorporation and By-Laws. Our certificate of incorporation provides that the Board of Directors may issue preferred stock with such voting rights, preferences and designations as the Board of Directors determines in its sole discretion without stockholder approval. Our certificate of incorporation also provides that the Board of Directors has the power to make, adopt, amend or repeal our By-Laws. The By-Laws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 25% of our capital stock.

     Our By-laws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to requiring greater than sixty percent (60%). This super-majority provision will be in effect for as long as TJS Partners, L.P. owns at least 30% of our common stock on an as-converted basis. Additionally, for so long as TJS owns at least fifteen percent (15%) of our common stock on an as-converted basis, our board of directors will consist of five directors.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. While these provisions may increase the likelihood of continuity and stability in the policies formulated by the serving Board of Directors they could also discourage certain types of transactions that may involve an actual or threatened change of control.

     Delaware Takeover Statute. We are a Delaware corporation and subject to
Section 203 of the Delaware General Corporation Law ("DGCL"). Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder, unless:

     - Prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     - Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - At or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Under Section 203 of the DGCL, a "business combination" includes:

     - any merger or consolidation of the corporation with the interested stockholder;

     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

     - certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

     - certain transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; or

     - certain transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an "interested stockholder" generally is:

     - any person that owns 15% or more of the outstanding voting stock of the corporation; or

     - any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

     -    the members or associates of any such persons.


LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitation of Liability. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to our company for certain breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to our company, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions, or derive improper personal benefits from their actions as directors. This provision has no effect on the availability of remedies such as an injunction or rescission of improper transactions. This provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee). Liability of a director for violations of the federal securities laws is not limited by this provision. Directors, however, will not be liable for monetary damages arising from decisions involving violations of the duty of care even if the decisions are grossly negligent.

     Indemnification. Under our Certificate of Incorporation, our directors and officers are to be indemnified by our company to the fullest extent allowed by Delaware law, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of our company. Our company is also authorized to enter into indemnification agreements that provide for indemnification greater or different from that provided in the certificate of incorporation.

     We have been advised that in the opinion of the Securities and Commission indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is LaSalle National Bank, located at 135 South LaSalle Street, Chicago, Illinois 60628.

                                  LEGAL MATTERS

     Sachnoff & Weaver, Chicago, Illinois has reviewed and will issue an opinion about the legality of the shares of common stock and the warrants we are offering by virtue of this prospectus.

                                     EXPERTS

     The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 under the Securities Act with the Security and Exchange Commission. The registration statement covers the common stock and warrants being offered by our company and the selling stockholders. This prospectus is a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and its exhibits and schedules. If you would like further information concerning our company and the common stock and warrants we are offering, please review the complete registration statement. This prospectus contains statements concerning contracts or other documents which are not necessarily complete. Copies of those contracts or documents have been filed as exhibits to our registration statement.

     Our registration statement, including the exhibits and schedules, as well as other reports, proxy statements and other information we file with the Securities and Exchange Commission; may be viewed without charge at the Securities and Exchange Commission's offices located at 450 Fifth Street, N.W., Washington, D.C. 20549 in the Public Reference Room and at the regional offices of the Securities and Exchange Commission located at 500 West Madison Street, Fourteenth Floor, Chicago, Illinois 60661 or 75 Park Place, Suite 1400, New York, New York 10007. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees set by the Securities and Exchange Commission. The Securities and Exchange Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, prospectus statements and other information regarding registrants.

       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2

CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheets as of December 31, 1998 and
      1999                                                               F-3
    Consolidated Statements of Operations for the Years Ended
      December 31, 1997, 1998 and 1999                                   F-5
    Consolidated Statements of Stockholders' Equity for the
      Years Ended December 31, 1997, 1998 and 1999                       F-6
    Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1997, 1998 and 1999                                   F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
Security Associates International, Inc.:


We have audited the accompanying consolidated balance sheets of SECURITY ASSOCIATES INTERNATIONAL, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Associates International, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in Item 14 (a) (2) of this form 10-K is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Chicago, Illinois
February 2, 2000

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS

                                                                                             DECEMBER 31
                                                                                      -------------------------
                                    ASSETS                                                1998         1999
--------------------------------------------------------------------------------      -----------   -----------
CURRENT ASSETS:
    Cash and cash equivalents                                                         $ 1,480,869   $  631,521
    Accounts receivable, net                                                            3,633,352    1,828,895
    Other current assets                                                                  286,033      550,009
                                                                                      -----------   ----------
                     Total current assets                                               5,400,254    3,010,425
                                                                                      -----------   ----------
FURNITURE AND EQUIPMENT, net                                                            2,974,346    4,045,524
                                                                                      -----------   ----------
OTHER ASSETS:
    Contract rights to monitor security systems, net                                   15,252,814        -
    Goodwill, net                                                                      23,123,820   25,911,332
    Other assets, net                                                                     774,516      373,369
                                                                                      -----------   ----------
                     Total other assets                                                39,151,150   26,284,701
                                                                                      -----------   ----------
                     Total assets                                                     $47,525,750   33,340,650
                                                                                      ===========   ==========

                                                                                             DECEMBER 31
                                                                                      ------------------------
                     LIABILITIES AND STOCKHOLDERS' EQUITY                                 1998         1999
--------------------------------------------------------------------------------       ----------   ----------
CURRENT LIABILITIES:
    Accounts payable                                                                  $   514,877   $    463,310

    Current maturities of long-term notes payable                                       2,174,038      1,973,352
    Accrued expenses                                                                    3,452,199      3,923,722
    Unearned revenues                                                                   3,709,328        499,407
                                                                                      -----------   ------------
                     Total current liabilities                                          9,850,442      6,859,791

NOTES PAYABLE, net of current maturities                                               25,306,462     12,314,460

NOTES PAYABLE, related party                                                            8,500,000         -
                                                                                      -----------   ------------
                     Total liabilities                                                 43,656,904     19,174,251
                                                                                      -----------   ------------
STOCKHOLDERS' EQUITY (DEFICIT):
    Convertible preferred stock, $10 par value; 66,660
     shares outstanding on December 31, 1998
     (liquidation value of $16,665,000 at December
     1998                                                                                 666,596         -
    12% redeemable/convertible preferred stock, $10
     par value; 500,000 shares outstanding on
     December 31, 1998                                                                  5,000,000         -
    Series A convertible preferred stock, $10 par value,
     137,686 shares authorized, 136,359 shares
     outstanding on December 31, 1999, liquidation
     preference $350 per share                                                              -          1,363,590
    Common stock, $.001 par value; 50,000,000 shares
     authorized; 6,771,807 and 7,145,287 shares
     outstanding on December 31, 1998 and 1999,
      respectively                                                                          6,771          7,145
    Warrants, net                                                                          60,748        111,689
    Additional paid-in capital                                                         16,360,092     34,955,971
    Accumulated deficit                                                               (18,225,361)   (22,271,996)
                                                                                      -----------   ------------
                     Total stockholders' equity                                         3,868,846     14,166,399
                                                                                      -----------   ------------
                     Total liabilities and stockholders' equity                       $47,525,750     33,340,650
                                                                                      ===========   ============


The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               FOR THE YEARS ENDED DECEMBER 31
                                                                     -------------------------------------------------
                                                                        1997               1998                 1999
                                                                     -------------     ---------------   --------------
NET REVENUE                                                           $10,814,087        $20,203,850         $22,689,132


OPERATING UNIT EXPENSE                                                  7,018,392         12,610,489          14,899,687
                                                                      -----------        -----------         -----------
OPERATING UNIT  MARGIN                                                  3,795,695          7,593,361           7,789,445


OPERATING EXPENSES:
    Amortization and depreciation                                       3,703,543          6,288,489           5,713,890
    General and administrative                                          1,595,181          2,488,058           2,546,935
    Selling, marketing and business development                           296,977          1,614,007           2,459,845
    Deferred compensation expense                                         862,034            609,103               -
                                                                      -----------        -----------         -----------
                     Total operating expenses                           6,457,735         10,999,657          10,720,670
                                                                      -----------        -----------         -----------
                     Loss from operations                              (2,662,040)        (3,406,296)         (2,931,225)

GAIN ON SALE OF OWNED SUBSCRIBER
  ACCOUNTS                                                                 -                  -                1,899,155

INTEREST EXPENSE                                                       (1,862,606)        (2,869,593)         (2,564,565)
                                                                      -----------        -----------         -----------
                     Loss before income taxes                          (4,524,646)        (6,275,889)         (3,596,635)

PROVISION FOR INCOME TAXES                                                  -                  -                   -
                                                                      -----------        -----------         -----------
                     Net loss                                          (4,524,646)        (6,275,889)         (3,596,635)
DIVIDENDS ACCRUED ON PREFERRED
  STOCK                                                                  (412,997)          (522,084)           (450,000)
                                                                      -----------        -----------         -----------
                     Net loss available to
                       common stockholders                            $(4,937,643)       $(6,797,973)         (4,046,635)
                                                                      ===========        ===========         ===========
NET LOSS PER SHARE                                                    $     (1.16)       $     (1.06)        $      (.59)
                                                                      ===========        ===========         ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                             4,266,151          6,394,048           6,897,200
                                                                      ===========        ===========         ===========


        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                   CONVERTIBLE         12% REDEEMABLE
                                                            COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                       ----------------------  -------------------  ----------------------
                                                          SHARES      AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT
                                                       ----------  ----------  --------  ---------
BALANCE, December 31, 1996                               3,699,375   $  3,699   35,478   $ 354,780    344,165  $3,441,650
    Issuance of preferred stock                              --           --    29,107     291,066       --        --
    Issuance of common stock related to
        deferred compensation plan                         162,265        162     --         --          --        --
    Issuance of common stock                             2,410,655      2,411     --         --          --        --
    Accrued dividends                                        --           --      --         --          --        --
    Net loss                                                 --           --      --         --          --        --
                                                       ----------- ----------  -------   ---------   --------  ----------

BALANCE, December 31, 1997                               6,272,295      6,272   64,585     645,846    344,165   3,441,650
    Issuance of preferred stock                              --           --     2,075      20,750    155,835   1,558,350
    Issuance of common stock related to
        deferred compensation plan                         154,693        154      --         --         --        --
    Issuance of common stock                               344,819        345      --         --         --        --
    Warrants                                                 --           --       --         --         --        --
    Accrued dividends                                        --           --       --         --         --        --
    Net loss                                                 --           --       --         --         --        --
                                                       -----------  ---------  -------   ---------  ---------  ----------

BALANCE, December 31, 1998                               6,771,807      6,771   66,660     666,596   500,000   5,000,000
    Issuance of Series A Convertible preferred
          stock                                              --           --   (66,660)   (666,596) (500,000) (5,000,000)
    Issuance of common stock                               373,480        374      --         --         --        --
    Warrants                                                 --           --       --         --         --        --
    Accrued dividends                                        --           --       --         --         --        --
    Net loss                                                 --           --       --         --         --        --
                                                       ----------- ----------  -------   --------- ---------  ----------
BALANCE, December 31, 1999                               7,145,287      7,145      --         --         --        --
                                                       =========== ==========  =======   ========= =========  ==========





                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                       SERIES A CONVERTIBLE
                                                         PREFERRED STOCK                 ADDITIONAL                        TOTAL
                                                     -----------------------              PAID-IN       ACCUMULATED    STOCKHOLDERS'
                                                      SHARES      AMOUNT    WARRANTS      CAPITAL         DEFICIT          EQUITY
                                                     --------------------  ----------  ------------   -------------   --------------
BALANCE, December 31, 1996                              --          --      $   --      $ 3,958,080   $ (6,489,745)   $  1,268,464
    Issuance of preferred stock                         --          --          --        4,267,793           --         4,558,859
    Issuance of common stock related to
        deferred compensation plan
    Issuance of common stock                            --          --          --        5,476,566           --         5,478,977
    Accrued dividends                                   --          --          --             --         (412,997)       (412,997)
    Net loss                                            --          --          --             --       (4,524,646)     (4,524,646)
                                                     --------   ---------   --------    -----------   ------------    ------------

BALANCE, December 31, 1997                              --          --          --       14,564,311    (11,427,388)      7,230,691

    Issuance of preferred stock                         --          --          --          224,250           --         1,803,350
    Issuance of common stock related to
        deferred  compensation plan                     --          --          --          608,949           --           609,103
    Warrants                                            --          --        60,748           --             --            60,748
    Accrued dividends                                   --          --          --             --         (522,084)       (522,084)
    Net loss                                            --          --          --             --       (6,275,889)     (6,275,889)
                                                     --------   ---------   --------    -----------   ------------    ------------

BALANCE, December 31, 1998                               --         --        60,748     16,360,092    (18,225,361)      3,868,846
    Issuance of Series A Convertible preferred
          stock                                       136,359   1,363,590        --      17,972,922           --        13,669,916
    Issuance of common stock                            --          --          --          622,957           --           623,331
    Warrants                                            --          --        50,941           --             --            50,941
    Accrued dividends                                   --          --          --             --         (450,000)       (450,000)
    Net loss                                            --          --          --             --       (3,596,635)     (3,596,635)
                                                     --------   ---------   --------    -----------   ------------    ------------
BALANCE, December 31, 1999                            136,359   1,363,590    111,689     34,955,971    (22,271,996)     14,166,399
                                                     ========   =========   ========    ===========   ============    ============


    The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        FOR THE YEARS ENDED DECEMBER 31
                                                                                -----------------------------------------------
                                                                                       1997            1998            1999
                                                                                --------------  ---------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                      $ (4,524,646)   $ (6,275,889)   $ (3,596,635)

    Adjustments to reconcile net loss to net cash (used for)
       provided by operating activities-
           Gain on sale of owned subscriber accounts                                      --              --        (1,899,155)
           Issuance of common stock for services                                          --            16,502          67,226
           Amortization and depreciation                                             3,703,543       6,288,489       5,713,890
           Deferred compensation expense                                               862,034         609,103            --
           Warrants and stock issued under dealer stock incentive
              plan                                                                        --            70,402         255,282
           Changes in assets and liabilities-
              Accounts receivable, net                                              (1,047,691)       (304,071)      2,156,519
              Other current assets                                                      46,147          97,990        (209,187)
              Other long-term assets                                                   (63,598)        (22,952)         92,322
              Accounts payable                                                         (36,503)       (235,706)       (176,567)
              Accrued expenses                                                       1,481,086         174,850         424,136
              Unearned revenue                                                         279,937         (55,703)     (3,139,285)
                                                                                  -------------    ------------   -------------
                  Net cash  provided by (used for) operating
                    activities                                                         700,309         363,015        (311,454)
                                                                                  -------------    ------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of contract rights to monitor security systems, net                   (8,056,738)     (3,897,659)     (1,517,537)
     Proceeds from sale of owned subscriber accounts                                       --              --       22,195,906
     Purchase of fixed assets                                                         (311,612)     (1,752,860)     (1,629,484)
     Cash paid for acquisition, net                                                 (5,818,484)    (12,431,112)     (5,232,197)
                                                                                  -------------    ------------   -------------
                  Net cash provided by (used for) investing
                    activities                                                     (14,186,834)    (18,081,631)     13,816,688
                                                                                  -------------    ------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of capital stock                                         9,987,836       2,048,351         192,500
     Dividends accrued on preferred stock                                             (412,997)       (522,084)       (450,000)
     Deferred financing costs                                                         (385,400)            --         (393,020)
     Proceeds from stockholders receivable                                              25,180          50,000             --
     Repayment of notes payable to related parties                                    (136,000)            --              --
     Proceeds from notes payable to related parties                                  5,000,000       3,000,000       1,500,000
     Repayment of notes payable                                                     (4,358,280)       (578,588)    (20,856,438)

     Proceeds from notes payable                                                     8,655,464       9,680,173       5,652,376
                                                                                  -------------    ------------   -------------
                   Net cash provided by (used for) financing
                     activities                                                     18,375,803      13,677,852     (14,354,582)
                                                                                  -------------    ------------   -------------
INCREASE (DECREASE) IN CASH                                                          4,889,278      (4,040,764)       (849,348)
CASH AND CASH EQUIVALENTS, beginning of year                                           632,355       5,521,633       1,480,869
                                                                                  -------------    ------------   -------------
CASH AND CASH EQUIVALENTS, end of year                                            $  5,521,633     $ 1,480,869         631,521
                                                                                  =============    ============   =============

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999



1.    DESCRIPTION OF THE BUSINESS

      COMPANY BACKGROUND

      Security Associates International, Inc. ("SAI" or "the Company") provides monitoring services to independent alarm dealers on a subcontract basis. Revenues are composed primarily of fees for monitoring services.


2.    SUMMARY OF MAJOR ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

      The financial statements consolidate the accounts of SAI, and its wholly owned subsidiaries. All intercompany items and transactions have been eliminated.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      REVENUE RECOGNITION

      Monitoring fee revenue is recognized as earned over the related contract period. Services may be billed in advance on a monthly, quarterly or annual basis and amounts not earned are included as unearned revenues.

      ACCOUNTS RECEIVABLE

      The Company grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $737,000 and $499,000 as of December 31, 1998 and 1999, respectively.

      GOODWILL

      Goodwill is recorded as the cost of purchased businesses in excess of the fair value of the net assets acquired and is amortized on a straight-line basis over a period of three to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Goodwill in the accompanying consolidated balance sheets is net of accumulated amortization of approximately $2,724,000 and $4,861,000 as of December 31, 1998 and 1999, respectively.

      OTHER LONG-TERM ASSETS

      Other long-term assets consist primarily of deferred financing costs. The deferred financing costs are being amortized over the life of the related loan. Other long-term assets in the accompanying consolidated balance sheets are net of accumulated amortization of approximately $301,000 and $20,000 as of December 31, 1998 and 1999, respectively.

      FURNITURE AND EQUIPMENT

      Furniture and equipment are stated at cost. Depreciation is calculated using straight-line methods for both financial statement and income tax purposes over an estimated useful life of three to seven years. Depreciation expense for 1999 was $1,028,000.

      The following is a summary of furniture and equipment by major class of assets:

                                                           DECEMBER 31
                                                    ----------------------------
                                                       1998               1999
                                                    ----------         ---------
Equipment                                           $3,388,570         5,310,710
Automobiles/trucks                                      20,188            20,188
Leasehold improvements                                 121,054           282,365
Work in process                                        113,202                 -
                                                    ----------         ---------
                                                     3,643,014         5,613,263

Less- Accumulated depreciation                         668,668         1,567,739
                                                    ----------         ---------
                                                    $2,974,346         4,045,524
                                                    ==========         =========

      RENT EXPENSE

      The Company leases its office building and the facilities from which their central stations operate for various periods and amounts through the year 2004. Rent expense was approximately $511,000, $830,000 and $920,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

      Future minimum lease payments are as follows:

As of December 31-
    2000                                974,225
    2001                                827,000
    2002                                789,000
    2003                                497,000
    2004 and thereafter                 374,400
                                        ========


      ACCRUED EXPENSES

      Accrued expenses are composed of the following:

                                                          DECEMBER 31
                                                  ----------------------------
                                                     1998              1999
                                                  ----------        ----------
Accrued interest                                  $1,569,920           188,741
Accrued dividends                                    935,081                 -
Accrued payroll and vacation                         377,840           775,558
Accruals related to sale of owned
    subscriber accounts                                    -         2,260,289
Accrued telephone                                    104,900           148,675
Other                                                464,458           550,459
                                                  ----------        ----------
                                                  $3,452,199        $3,923,722
                                                  ==========        ==========

      INCOME TAXES

      SAI accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). As of December 31, 1998 and 1999, SAI had net operating loss carryforwards of approximately $16.0 million and $16.9 million, respectively. The tax net operating losses begin to expire in 2005. As of December 31, 1998 and 1999, no tax benefit has been recognized for these loss carryforwards.

      The components of the Company's deferred tax assets at December 31 are as follows:

                                                        1998              1999
                                                     ----------        ----------
Net operating loss carryforwards                     $6,181,000         6,491,000
Temporary timing differences                            606,000         1,324,000
                                                     ----------        ----------
           Total deferred tax assets                  6,787,000         7,815,000
Valuation allowance                                  (6,787,000)       (7,815,000)
                                                     ----------        ----------
           Net deferred tax assets                    $       -         $       -
                                                     ==========        ==========

      NET LOSS PER SHARE

      Net loss per share is computed based upon the weighted number of common shares outstanding during the periods presented. Stock options and Series A Convertible Preferred Stock have not been included in the calculation of net loss per share as their effect would be antidilutive.

      STATEMENT OF CASH FLOWS

      SAI considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                                           -------------------------------------------------
                                                                            December 31
                                                           -------------------------------------------------
                                                             1997                1998              1999
                                                           ----------          ----------         ----------
Supplemental schedule of cash flow information-
       Cash paid during the year for interest              $1,141,493          $2,177,909         $1,861,887
Supplemental schedule of noncash activities-
    Issuance of stock for subscription receivable              50,000                   -                  -

    Issuance of stock for central station and
       contract rights acquisitions                                 -             691,770            337,478
    Accrued expenses incurred in the sale of owned
       subscriber accounts                                          -                   -          3,097,278
    Purchase of contract rights reduced by
       unearned revenue acquired                              580,616             397,544            149,710
    Note payable from sale of owned subscriber
       accounts                                                     -                   -          1,800,000
    Subordinated debt paid for with Series A
       Convertible Preferred Stock                                  -                   -         10,000,000
    Accrued interest and dividends paid for with
       Series A Convertible Preferred Stock                         -                   -          3,576,166
    Holdback notes reduced due to account attrition           476,492             505,518            279,629
                                                           ----------          ----------         ----------

    Purchase of contract rights with notes                  1,021,813             863,921            245,850
                                                           ==========          ==========         ==========

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of the SAI's long-term debt, which approximates the carrying value, is estimated based on the current rates offered to SAI for debt of the same remaining maturities.

      RECLASSIFICATIONS

      The presentation of the statement of operations has been changed to more clearly depict SAI's activities. Therefore, prior period results have been reclassified to conform to the new presentation.


3.    ACQUISITIONS

      In November and December 1999, SAI acquired four central monitoring stations located in the U.S. All of these acquisitions were accounted for under the purchase method of accounting. SAI acquired these central monitoring stations with $5,232,197 in cash plus 100,000 shares of the SAI's common stock with a fair market value of $200,000 at the time of acquisition. Total goodwill of $5,401,181 was recorded and is being amortized over a 3-15 year period. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

      In 1998, the Company acquired seven central monitoring stations located in the U.S. All of these acquisitions were accounted for under the purchase method of accounting. The Company acquired these companies with $12,431,113 in cash plus 89,000 shares of the Company's common stock with a fair market value of $510,062 at the time of the acquisition. Total goodwill of $12,567,650 was recorded and is being amortized over a 3-15 year period. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

      On November 24, 1997, SAI purchased the stock of a central station. The acquisition was accounted for under the purchase method of accounting. The purchase price was $5,000,000 in cash. Goodwill of approximately $5,088,000 was recorded as a result of this transaction and is being amortized over 15 years.

      The following pro forma consolidated results of operations have been prepared as if the acquisitions of central monitoring stations occurred at the beginning of the year of acquisition and in the year immediately preceding the acquisition. The sale of the owned subscriber accounts discussed in note 5 is shown as if the transaction occurred at the beginning of 1998 and 1999. The pro forma results of operations includes adjustments for amortization of intangible assets and changes in interest expense corresponding to changes in debt (in 000's):

                                                             (UNAUDITED)        (UNAUDITED)        (UNAUDITED)
                                                                 1997               1998               1999
Monitoring fees and other revenues                           $    21,130        $   17,146         $   18,969
Selling and administrative expenses                               18,017            15,589             18,166
Payroll expense paid to terminated employees                         578             1,219                  -
Amortization and depreciation                                      5,419             2,468              3,395
                                                             -----------        ----------         ----------
         Loss from operations                                     (2,884)           (2,130)            (2,592)
Interest expense                                                   2,955             1,252              1,589
                                                             -----------        ----------         ----------
         Loss before income taxes                                 (5,839)           (3,382)            (4,181)
Income tax expense                                                     -                 -                  -
                                                             -----------        ----------         -----------
                     Net loss                                     (5,839)           (3,382)            (4,181)
Dividends accrued on preferred stock                                 413               522                450
                                                             -----------        ----------         ----------
Net loss available to common stockholders                    $    (6,252)       $   (3,904)            (4,631)
                                                             -----------        ----------         ----------
Net loss per share                                           $     (1.45)       $     (.61)        $     (.66)
Weighted average shares outstanding                            4,301,151         6,429,048          6,980,533
                                                             ===========        ==========         ==========

      The pro forma statement of income does not purport to represent what the Company's results of operations would actually have been had the acquisition or disposition been effected for the periods presented, or to predict the Company's results of operations for any future period.


4.    PREFERRED STOCK

      On September 30, 1999, SAI entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., SAI's principal stockholder. Pursuant to this agreement: (i) $10,000,000 of subordinated debt and accrued interest owed by SAI to TJS Partners, L.P.; (ii) 66,910 shares of Convertible Preferred Stock; and, (iii) 500,000 shares of 12% Redeemable Preferred Stock, together with all accrued dividends were exchanged for 135,709 shares of newly designated Series A Convertible Preferred Stock.

      The Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and is convertible into 13,570,900 shares of SAI's common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

      The holder of Series A Convertible Preferred Stock is entitled to vote on all matters on which holders of SAI's common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

      In connection with the restructuring, SAI's By-laws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to requiring approval by greater than sixty (60) percent. This super-majority provision will be in effect for as long as TJS Partners, L.P. owns 30% of SAI's common stock on an as-converted basis. Additionally, for so long as TJS Partners, L.P. owns at least fifteen percent (15%) of SAI's common stock on an as-converted basis, SAI's Board of Directors will consist of five directors.


5.    SALE OF OWNED SUBSCRIBER ACCOUNTS


      On June 30, 1999 SAI sold its portfolio of approximately 27,000 owned subscriber accounts to an unaffiliated third party. SAI will continue to monitor these accounts.

      The total transaction value was $22,800,000 of which $1,800,000 was a loan extended by the purchaser. The loan is due on June 30, 2000 and bears interest at the rate of 8% per annum. The loan and interest will be considered paid in full with no cash paid by SAI, if during the term of the loan SAI meets certain minimum new business referral targets.

      SAI also agreed to guarantee attrition between 8% and 13% on a substantial majority of the portfolio sold for a one year period. The remaining small portion of the portfolio has a substantially higher attrition guarantee percentage. An accrual for $1,700,000 was recorded to recognize this guarantee. Additionally, SAI recorded an accrual of $547,000 for severance and related expenses and an accrual for $850,000 to provide for moving the accounts sold to phone lines owned by the purchaser.

6.    LONG-TERM NOTES PAYABLE

      On September 30, 1999, SAI refinanced its previous $30,000,000 line of credit with FINOVA Capital Corporation. This previous line of credit had a principal balance outstanding of approximately $6,600,000 on the closing date. The refinancing with FINOVA and Citizens Bank consists of a term loan and an acquisition line of credit. The term loan was in the principal amount of $7,000,000, which covered SAI's existing indebtedness to FINOVA and working capital. The acquisition line of credit of up to $38,000,000 is solely for acquisitions of central monitoring stations. SAI may draw on this line of credit through March 31, 2001. The Company is currently negotiating with its financing sources to modify its financing arrangements.

      Management believes that these arrangements will provide adequate resources to fund current needs. Both the term loan and the acquisition line of credit bear initial interest at a variable rate of prime plus 0.75% (9.25% at year end). The interest rate is, however subject to an upward adjustment depending on the loan to recurring monthly revenue ratio. The loans mature as follows:


                       2.75% per quarter, beginning July,
                         2001

                       3.0% per quarter, beginning April,
                         2002

                       4.25% per quarter, beginning April,
                         2003

                       5.75% per quarter, beginning April,
                         2004, balance due December 31,
                         2004

      Long-term debt consists of the following notes payable:

                                                                       DECEMBER 31
                                                             --------------------------------
                                                                1998                 1999
                                                             -----------          -----------
Note payable to Finova                                       $26,609,730          $12,314,460
Note payable in connection with sale of owned
    subscriber accounts                                                -            1,800,000

Notes payable to Alarm Dealers                                   786,806              162,998
Other                                                             83,964               10,354
                                                             -----------          -----------
                 Total long-term debt                         27,480,500           14,287,812

Current maturities                                            (2,174,038)          (1,973,352)
                                                             -----------          -----------

                                                             $25,306,462          $12,314,460
                                                             ===========          ===========

Notes payable to stockholder                                 $ 8,500,000                    -
                                                             ===========          ===========

      Future maturities of long-term debt are as follows:

As of December 31-
    2001                                   677,285
    2002                                 1,446,949
    2003                                 1,939,528
    2004                                 8,250,688
                                        ----------
                                        12,314,460
                                        ==========

7.    EMPLOYEE BENEFIT PLAN

      In April 1997, the Company adopted a 401(k) plan. Effective June 1, 1997, employees were enrolled subject to the eligibility requirements of the plan. The Company matches participant contributions up to 50% of the first 4% of each participant's compensation that is contributed to the plan. Company contributions to the plan in 1999, 1998 and 1997 were approximately $85,000, $24,200 and $$6,000, respectively.

      On April 1, 1999 SAI adopted an employee stock purchase plan to provide employees an opportunity to purchase shares of its common stock through payroll deductions. Under this Plan, eligible employees may purchase shares of SAI common stock at 85% of their market value on April 1, 1999. Individual purchases of stock may not exceed $25,000 in fair market value annually (determined at the time of grant). Employees in the plan as of April 1, 1999 will be entitled to receive their shares on July 1, 2001. Total shares committed, based on employees currently in the plan, are approximately 100,000.

8.    LEGAL PROCEEDINGS

      From time to time SAI experiences routine litigation in the normal course of its business. As these claims fall primarily under available insurance coverage, management does not believe that any pending litigation will have a material adverse effect on the Company's financial condition or results of operations.



9.    STOCK OPTIONS AND WARRANTS

      At the discretion of management and approval by the Board of Directors, the Company may grant options and warrants to purchase shares of the Company's common stock and convertible preferred stock to certain individuals. The exercise price may not be less than fair market value of the common stock at the date of grant. Management and the Board of Directors determine vesting periods and expiration dates at the time of grant.

      The Company applies APB Opinion No. 25 in accounting for options and warrants issued to employees and directors. Accordingly, no compensation cost has been recognized for stock options and warrants granted to those individuals.

      On July 8,1999 the Company issued options to purchase 1,580,000 shares of common stock to its officers and directors under a stock option plan approved by the shareholders. Options to purchase 790,000 of these shares have an exercise price of $4.50 per share and the remaining options have an exercise price of $6.00 per share. All options expire 6 years from the date of grant and vest over a three year period. Had compensation costs for the stock options and warrants issued to directors and employees been determined based on the fair value at their grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                  DECEMBER 31
                                               --------------------------------------------------
                                                 1997               1998                 1999
                                               -----------        -----------         -----------
Net loss-
    As reported                                $(4,524,646)       $(6,275,889)        $(4,046,635)
    Pro forma                                   (4,670,146)        (6,363,889)         (5,887,335)
Primary loss per share-
    As reported                                      (1.16)             (1.06)               (.59)
    Pro forma                                        (1.19)             (1.07)               (.85)
                                               ===========        ===========         ===========

      Because the method of accounting prescribed in SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

      The Company also issues warrants and stock to dealers under its dealer incentive program. The stock and warrants issued under this program vest 25% upon issuance and 25% on each of the first three anniversary dates after issuance. The number of shares and warrants issued under this program at December 31, 1998 and 1999 were 254,912 and 548,802 respectively. The amount charged to expense related to stock and warrants issued under this program was $255,282 and $70,402 during 1999 and 1998, respectively. The share value was determined based on the market price of the Company's stock on the date of issuance. The fair value of each option and warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; risk-free interest rates between 4.53% and 6.17%; zero dividend yield; expected lives through the expiration dates; and volatility between 42.30% and 135.46%.

      The following summarizes the stock options and warrants for common stock as of December 31, 1997, 1998 and 1999, and the changes during the years then ending:

                                        1997                       1998                        1999
                             ------------------------     ----------------------     ------------------------
                                            WEIGHTED                   WEIGHTED                      WEIGHTED
                                            AVERAGE                    AVERAGE                       AVERAGE
                                            EXERCISE                   EXERCISE                      EXERCISE
                              SHARES         PRICE        SHARES        PRICE         SHARES          PRICE
                             ---------     ---------      --------     --------      ---------       --------

Beginning of year            1,840,878      $  .74         480,223       $1.76         418,827         $3.53

    Granted                     50,000        6.00         181,104        6.00       1,580,000          5.25
    Exercised                1,410,655         .55         207,500        1.18          90,000          1.07
    Canceled                         -           -          35,000        6.00
                             ---------      ------        --------     --------      ---------       --------
End of year                    480,223      $ 1.76         418,827       $3.53       1,908,827         $5.18
                             =========      ======        ========     ========      =========       ========

Exercisable as of end of
    year                       405,223                     252,999                     268,275
                             =========                    ========                   =========

      The future expiration of the common stock options is as follows:

                                     OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                  ------------------------       ----------------------
                                                  WEIGHTED                     WEIGHTED
                                    NUMBER        AVERAGE         NUMBER        AVERAGE
                                      OF          EXERCISE          OF         EXERCISE
                                   SHARES          PRICE         SHARES         PRICE
                                  ---------       --------       --------      --------
As of December 31-
    2000                            125,000        $1.60          125,000        $1.60
    2002                            156,104         6.00           95,552         6.00
    2003                             22,723         4.14           22,723         4.14
    2004                             25,000         6.00           25,000         6.00
    2005                          1,580,000         5.25                -            -
                                  ---------       -------         -------      --------
                                  1,908,827        $5.18          268,275        $3.79
                                  =========       =======         =======      ========


      The Company has granted stock options and warrants to purchase shares of convertible preferred stock which mirror certain of the Common Stock options and warrants listed above and are only exercisable upon exercise of the respective Common Stock options and warrants.

      The following summarizes the stock options and warrants for convertible preferred stock as of December 31, 1997, 1998 and 1999, and the changes during the years then ended:

                                           1997                         1998                          1999
                                 ----------------------       -----------------------        -----------------------
                                               WEIGHTED                      WEIGHTED                       WEIGHTED
                                                AVERAGE                      AVERAGE                        AVERAGE
                                               EXERCISE                      EXERCISE                       EXERCISE
                                 SHARES         PRICE          SHARES         PRICE          SHARES          PRICE
                                 -------       --------        -------       --------        ------         --------
Beginning of year                 33,409        $153.65          4,302        $130.46         2,227          $137.79

    Granted                            -              -              -             -
    Exercised                     29,107         156.62          2,075         118.07           900           106.94
    Canceled                           -              -              -              -
                                 -------       --------        -------       --------        ------         --------

End of year/period                 4,302        $130.46          2,227        $137.79         1,327          $153.80
                                 =======       ========        =======       ========        ======         ========



10.   SEGMENT INFORMATION

      Effective January 1, 1998, the Company adopted FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires that public business enterprises report certain financial information in a similar manner as reported to the chief operating decision makers of the Company for the purposes of evaluating performance and allocating resources to the various operating segments. For the purposes of this disclosure, the Company has identified two operating segments, based upon the types of customers served. The Company owns accounts to which it invoices subscribers directly for monitoring services. The Company also provides monitoring to dealers in its central station operation.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income or loss before interest and income taxes and operating cash flows as defined by operating income or loss plus depreciation and amortization. The Company does not separately identify interest expense, for its operating segments. Intersegment sales and transfers are immaterial and therefore not disclosed below. The Company also does not allocate corporate, general and administrative and payroll expense to its operating segments.

      On June 30, 1999 SAI sold its owned accounts.  See Note 5.

      Financial data by operating segment together with the items necessary to reconcile these amounts to the consolidated financial statements are shown below for the years ended December 31, 1997, 1998 and 1999:

                                                                                     CORPORATE
                                                 OWNED            CENTRAL               AND
                                               ACCOUNTS          STATION           INTERCOMPANY        CONSOLIDATED
                                             --------------    ------------        ------------        -------------
Year ended December 31, 1997-
    Revenues                                     $5,018,234    $  6,680,882         $  (885,029)         $10,814,087
    Selling, marketing and business
       development expenses                               -               -             296,977              296,977
    Depreciation and amortization                 2,941,458         762,085                   -            3,703,543
    Operating income (loss)                        (724,526)        816,678          (2,754,192)          (2,662,040)
    Total assets                                 20,531,034      15,477,669                   -           36,008,703
    Capital expenditures                            141,419         170,193                   -              311,612
                                             ==============    ============         ===========        =============

Year ended December 31, 1998-
    Revenues                                     $6,942,036     $14,667,212         $(1,405,398)         $20,203,850
    Selling, marketing and business
       development expenses                               -               -           1,614,007            1,614,007
    Depreciation and amortization                 4,292,171       1,996,318                   -            6,288,489
    Operating income (loss)                      (1,074,121)      1,684,500          (4,016,675)          (3,406,296)
    Total assets                                 20,174,732      27,351,018                   -           47,525,750
    Capital expenditures                            281,360       1,358,298             113,202            1,752,860
                                             ==============     ===========         ===========        ==============


Year ended December 31, 1999-
    Revenues                                      3,720,169     $19,768,281           $(799,318)         $22,689,132
    Selling, marketing and business
       development expenses                               -         851,125           1,608,720            2,459,845
    Depreciation and amortization                 2,319,183       3,331,253              63,454            5,713,890
    Operating income (loss)                        (338,779)      1,063,340          (3,655,786)          (2,931,225)
    Total assets                                          -      31,688,384           1,652,266           33,340,650
    Capital expenditures                                  -       1,527,455             102,029            1,629,484
                                                  =========     ===========          ==========           ==========



      The Company is currently providing services to customers only within the United States and all long-lived assets are located in the United States. No single customer accounted for more than 10% of the Company's revenues.

No Dealer, sales person or other person has been, authorized to give, any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall create any implication that the information contained in this prospectus is correct as of any time subsequent to its date.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................................  1
SUMMARY FINANCIAL DATA......................................................  4
RISK FACTORS................................................................  5
THE SECURITIES THAT ARE BEING OFFERED THROUGH THIS PROSPECTUS...............  8
BUSINESS....................................................................  9
USE OF PROCEEDS............................................................. 29
PRICE RANGE OF COMMON STOCK................................................. 31
STOCKHOLDER RETURN AND PERFORMANCE GRAPH.................................... 31
DIVIDENDS................................................................... 32
SELECTED FINANCIAL DATA..................................................... 32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS................................................. 33
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.................. 41
MANAGEMENT.................................................................. 42
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 47
PRINCIPAL AND SELLING STOCKHOLDERS.......................................... 51
DESCRIPTION OF CAPITAL STOCK................................................ 59
LEGAL MATTERS............................................................... 63
EXPERTS..................................................................... 63
ADDITIONAL INFORMATION...................................................... 63
FINANCIAL STATEMENTS........................................................F-1




                              7,696,688 SHARES AND
                               2,000,000 WARRANTS





                               SECURITY ASSOCIATES
                               INTERNATIONAL, INC.




                                  COMMON STOCK
                                       AND
                                    WARRANTS








                                   PROSPECTUS






                                 APRIL 7, 2000